As filed with the Securities and Exchange Commission on May 6, 2013

Registration Nos.    333-186359
811-08205

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[ ]

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[ ]

Amendment No. 24		[X]

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
(Exact Name of Registrant)

FIRST INVESTORS LIFE INSURANCE COMPANY
(Name of Depositor)

55 Broadway, New York, New York 10006
(Address of Depositor's Principal Executive Offices)

(212) 858-8200
(Depositor's Telephone Number, including Area Code)

Carol E. Springsteen
First Investors Life Insurance Company
55 Broadway
New York, New York 10006
(Name and Address of Agent for Service)

Copies of all communications to:
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
Attn: Diane Ambler, Esq.

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the Registration Statement.

Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Title of Securities Being Registered:  Units of interest in First Investors Life Variable Annuity Fund D under individual flexible premium variable deferred annuity contracts.

First Choice Bonus Annuity An Individual Flexible Premium Variable Deferred Annuity Contract with Bonus Payments

Offered by First Investors Life Insurance Company through
First Investors Life Variable Annuity Fund D.

55 Broadway, New York, New York 10006 (800) 832-7783

This prospectus describes an individual flexible premium variable deferred annuity contract (the “Contract”) offered by First Investors Life Insurance Company (“First Investors Life”, “We”, “Us” or “Our”).  First Investors Life will credit a “Bonus Payment” to the Accumulation Value each time You make a Purchase Payment with some limitations. The Contract provides You with the opportunity to accumulate capital, on a tax-deferred basis, for retirement or other long-term purposes and thereafter, if You so elect, to receive annuity payments for a lifetime based upon the Contract’s Accumulation Value and other factors.  First Choice Bonus Annuity charges expenses that may be higher than expenses for a similar contract that does not credit a Bonus Payment.  We offer variable annuities with lower fees.  You should carefully consider whether or not the Contract is the best product for You.

When You invest in a Contract, You allocate Your purchase payments (less certain applicable charges) to one or more “Subaccounts” of Separate Account D or to the Fixed Account. Each of the Subaccounts invests in a corresponding “Fund” of the First Investors Life Series Funds (“Life Series Funds”). A copy of the prospectus for the Life Series Funds is attached. The Contract requires a minimum initial investment of $5,000.

The amount You accumulate in the Subaccounts depends upon the performance of the Subaccounts in which You invest.  You bear all of the investment risk, which means that You could lose money invested in the Subaccounts.  We credit interest to amounts You allocate to the Fixed Account.

Please read this prospectus and keep it for future reference.  It contains important information that You should know before buying or taking action under a Contract, including all material benefits, features, rights, and obligations under a Contract. We filed a Statement of Additional Information (“SAI”), dated _______, 2013 with the Securities and Exchange Commission (“SEC”). We incorporate the SAI by reference into this prospectus. See the SAI Table of Contents at the end of this prospectus.  You can get a free SAI by contacting Us at Raritan Plaza 1, Edison, New Jersey 08837, by calling the telephone number shown above or by visiting Our website www.firstinvestors.com.  You also can obtain electronic copies of Our documents, including reports and SAIs, from the EDGAR database on the SEC’s website at http://www.sec.gov.

The SEC has not approved or disapproved these securities or passed judgment on the adequacy of this prospectus.   Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2013

GLOSSARY OF SPECIAL TERMS

FEES AND EXPENSES	5
HISTORICAL ACCUMULATION UNIT INFORMATION	7
OVERVIEW OF THE CONTRACT	8
Summary of Risks and Rewards of the Contract	8
How the Contract Works	9
Who We Are and How to Contact Us	10
THE CONTRACT IN DETAIL	14
Application and Purchase Payments	14
Allocation of Purchase Payments	14
Reallocations among Subaccounts	15
What Are Our Policies on Frequent Reallocation Among Subaccounts?	15
Bonus Payments	16
What Are the Risks to Contractowners of Frequent Reallocations?	16
The Accumulation Phase	16
The Payout Phase	23
Your Right to Examine the Contract	26
FINANCIAL INFORMATION	27
Calculating Values	27
Contract Expenses	27
Other Charges	28
Federal Tax Information	28
OTHER INFORMATION	32
Voting Rights	32
Processing Transactions	32
Reservation of Rights	33
State Variations	33
Distribution of the Contract	33
Reports	33
Financial Statements	33
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	34

First Investors Life does not guarantee the performance of the Subaccounts. The Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, nor is it federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Bank or any other agency. The Contract involves risk, including possible loss of the principal amount invested.

The Contract may not be available in all states and jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. First Investors Life does not authorize any information or representations regarding the Contract other than as described in this prospectus, the attached Life Series Funds prospectus or any supplements thereto or in any supplemental sales material We authorize.

GLOSSARY OF SPECIAL TERMS

Accumulation Phase – The period between the Effective Date of a Contract and the earlier of the Maturity Date or the death of either the Annuitant or Contractowner.

Accumulation Unit – A unit that measures the value of a Contractowner’s interest in a Subaccount of Separate Account D before the Maturity Date. Accumulation Units are established for each Subaccount. The Accumulation Unit value increases or decreases based on the investment performance of the Subaccount’s corresponding Fund.

Accumulation Value – The Accumulation Value is equal to the sum of the Subaccount Accumulation Value in each of the Subaccounts to which You have allocated value under the Contract plus the Fixed Account Accumulation Value.

Adjusted Purchase Payment – is equal to the Purchase Payment(s) less any withdrawal(s), including withdrawal charges that have been made subsequent to any immediately preceding Purchase Payment.

Adjusted Purchase Payment Threshold – is the amount as stated in the Contract used in determining the Bonus Payment Percentage applicable to any Adjusted Purchase Payment(s) credited to the Contract.

Annuitant (and Joint Annuitant, if any) – The person(s) whose life (or lives) is (are) the measure for determining the amount and duration of annuity payments.   Unless otherwise specified, references to “Annuitant” refer to any Joint Annuitant as well.

Annuity Unit – A unit that determines the amount of each Variable Annuity Payment after the first Variable Annuity Payment. Annuity Units are established for each Subaccount. The Annuity Unit value increases or decreases based on the investment performance of the Subaccount’s corresponding Fund.

Beneficiary – The person or entity that is named to receive any death benefits payable (i) upon death of any Owner in the accumulation phase, (ii) upon death of the Annuitant in the accumulation phase, if there is no surviving Annuitant; or (iii) upon death of the Annuitant in the Payout Phase, if there is no surviving Annuitant.

Bonus Payment - The amount added by Us to the Accumulation Value based on the conditions of Your Contract and calculated by multiplying the applicable Bonus percentage from the Bonus Payment Percentages in Your Contract by the amount of any Adjusted Purchase Payment.

Bonus Payment Percentage – Is the percentage used in calculating any Bonus Payment based on the amount of the Adjusted Purchase Payments according to the percentages listed in the Bonus Payment Percentages in Your Contract.

Contract – An individual flexible premium variable deferred annuity contract offered by this prospectus.

Contractowner (and Joint Contractowner, if any) – The person or entity with legal rights of ownership of the Contract.  Unless otherwise specified, the term also includes any Joint Contractowners.

Contract Anniversary – The same month and day each subsequent year from the Contract’s Effective Date.

Contract Year (and Contract Month and Contract Quarter) – A one-year period of time as measured from the Contract Effective Date and as measured from each Contract Anniversary.  A Contract Month or a Contract Quarter is a month or quarter, respectively, of a Contract Year.

Effective Date – The date the Contract is issued by First Investors Life.

Fixed Account Accumulation Value – The Fixed Account Accumulation Value at any time is equal to the amount determined as described below under the heading “THE

CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Fixed Account Accumulation Value.”

Fixed Annuity Payment – Annuity payments that remain fixed as to dollar amount.

General Account – All assets of First Investors Life other than those allocated to Separate Account D and other segregated investment accounts of First Investors Life.

Good Order – Notice from someone authorized to initiate a transaction under a Contract, received in a format satisfactory to Us at Our administrative office or other office We may designate (“Administrative Office”) that contains all information required by Us to process the transaction.

Internal Revenue Code – The Internal Revenue Code of 1986, as amended.

Investment in the Contract – The Purchase Payments You made, less any amounts You previously surrendered that were not taxable.

Maturity Date – The date on which annuity payments begin.

Net Accumulation Value – The Accumulation Value less any applicable premium taxes not previously deducted.

Payee – The person designated as the “Payee” in the Contract, and who is entitled to receive annuity payments under the Contract.  The Contractowner will be the Payee unless another person is named as the Payee.

Payout Phase – The period of time beginning on the Maturity Date during which periodic payments are made to the Payee. These are usually paid on a monthly basis and last for the time provided in the chosen annuity payment option.

Purchase Payment – A payment made initially to purchase a Contract or as an additional contribution to a Contract (less any charges). A Purchase Payment does not include any amounts credited as a Bonus Payment.

Right to Examine – The period of time a Contractowner may review his or her Contract and cancel it for a refund of Purchase Payments.  The duration and terms of the “Right to Examine” period varies by state.  Your Right to Examine period will be stated on the cover of Your Contract.

Separate Account D – The segregated investment account entitled “First Investors Life Variable Annuity Fund D”, established by First Investors Life pursuant to applicable law and registered as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”).

Subaccount – A segregated investment subaccount under Separate Account D that corresponds to a Fund of the Life Series Funds. The assets of a Subaccount are invested in shares of the corresponding Fund of the Life Series Funds.

Subaccount Accumulation Value – The Subaccount Accumulation Value in each Subaccount at any time is equal to the number of Accumulation Units this Contract has in that Subaccount, multiplied by that Subaccount’s Accumulation Unit value.

Valuation Date – Any date on which the New York Stock Exchange is open for trading.

Valuation Period – The period beginning at the end of any Valuation Date and extending to the end of the next Valuation Date.

Variable Annuity Payment – Annuity payments that vary in dollar amount throughout the Payout Phase based on the net investment experience of the Subaccounts.

We (and Our and Us) – First Investors Life.

You (and Your) – An actual or prospective Contractowner who is reading this prospectus.

FEES AND EXPENSES

The following tables below show the fees and expenses that You will incur when You buy, own and surrender a Contract.

The first table describes the fees and expenses that You will pay if You surrender the Contract.

Contractowner Transaction Expenses
Maximum Surrender Charge	8.00%
(as a percentage of Purchase Payment surrendered)*
* The surrender charge percentage that applies to a Purchase Payment decreases over 9 years after receipt of the Purchase Payment so that there is no surrender charge after nine years.  Each year after the first Contract Year You may surrender up to 10% of total Purchase Payments without a surrender charge. For purposes of computing the surrender charge, amounts surrendered will be taken from Your Contract first from any amounts  then available as a Free Surrender  then from Purchase Payments in the order they were made (i.e., first-in, first-out), and finally from any other remaining Accumulation Value.

The next table describes the maximum fees and expenses that You will pay periodically during the time You own the Contract, not including Fund fees and expenses.

Maximum Annual Contract Charge	$50.00
Separate Account Annual Expenses
(as a percentage of average daily account value)
Mortality and Expense Risk Charge	1.40%
The annual Contract charge is made during the Accumulation Phase only.  The maximum annual Contract charge that We may deduct from the Accumulation Value in any Contract Year is $50.  The current annual Contract charge that We deduct from the Accumulation Value is $35, which is guaranteed for the first 10 Contract Years. For more complete descriptions of the charges and expenses shown, please refer to “FINANCIAL INFORMATION: CONTRACT EXPENSES – Surrender Charge, Mortality and Expense Risk Charge, and Other Charges.”

The next table shows the Funds’ minimum and maximum total annual operating expenses that You may pay periodically during the time that You own the Contract.  These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the attached prospectus for the Funds.

Total Annual Fund Operating Expenses
(expenses that are deducted from Fund assets, including management fees and other expenses)
	Minimum	Maximum
Gross Annual Fund Operating Expenses	0.80%	0.99%

The following examples are intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contractowner transaction expenses, Contract fees, Separate Account D annual expenses, fees, and expenses of the Funds. The examples assume that You invest $10,000 in the Contract for the time periods indicated. The examples also assume that Your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. Although Your actual costs may be higher or lower, based on these assumptions, Your costs would be:

If You surrender Your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Cost	$1,092	$1,615	$2,065	$3,226
Minimum Cost	$1,073	$1,558	$1,970	$3,034

If You annuitize or do not surrender Your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Cost	$292	$895	$1,525	$3,226
Minimum Cost	$273	$838	$1,430	$3,034

You should not consider the expenses in the example as a representation of past or future expenses. Actual expenses in future years may be more or less than those shown.

HISTORICAL ACCUMULATION UNIT INFORMATION

Because there were no sales of the Contract before the effective date of this prospectus, there are no Historical Accumulation Unit Information to report for the Contracts offered by this prospectus.  When such information becomes available, we will include it in future updates to this prospectus.

OVERVIEW OF THE CONTRACT

This overview highlights some basic information about the Contract offered by First Investors Life in this prospectus. You will find more information about the Contract in “THE CONTRACT IN DETAIL” section of this prospectus.

SUMMARY OF RISKS AND REWARDS OF THE CONTRACT

The benefits of the Contract are, among other things:

Investment Diversification There are a variety of Subaccounts available under the Contract, each with different investment objectives, policies and risks allowing for investment diversification. Each Subaccount invests in a corresponding Fund of the Life Series Funds.

Income Tax Deferral You defer payment of income taxes on any income and gains until You access Your money through surrenders or one of the annuity pay-out options. This gives Your money the potential to grow faster.

Asset Reallocation You can also reallocate Your accumulated assets among the Subaccounts and the Fixed Account, as Your circumstances change, without incurring current income taxes.

No Income or Contribution Limitations There are no income or contribution limits – such as those that exist on individual retirement accounts (“IRAs”) or 401(k)s – that restrict the amount that You can invest. You control how much You invest for Your retirement (so long as you meet our minimum contribution investment requirements) and when and how often You wish to add to Your Contract.

Minimum Guaranteed Death Benefit We guarantee a minimum death benefit if the Annuitant dies during the Accumulation Phase, which protects Your principal from market declines if You die.

Guaranteed Annuity Income You can receive an annuity pay-out providing a stream of income to suit Your needs for the rest of Your life.

Bonus We will credit a Bonus Payment to the Accumulation Value for the amount of the Adjusted Purchase Payments received.  The amount of the Adjusted Purchase Payments in any Contract Year is aggregated.  For the amount of Adjusted Purchase Payments up to and including $200,000 received within a Contract Year, We will credit a Bonus Payment to Your Accumulation Value equal to a Bonus Payment Percentage of 4.00% of the amount of the Adjusted Purchase Payment.  The amount of the Adjusted Purchase Payments in excess of $200,000 within a Contract Year will receive a Bonus Payment Percentage of 5.00%.  For example, if You make an Adjusted Purchase Payment of $100,000 in Contract Year 1, We will credit a Bonus Payment of $4,000 to Your Accumulation Value.  The Bonus Payment is subject to certain limitations regarding timing and withdrawals.

There are several risk factors that You should consider:

Investment Risk You bear all of the investment risk of the Funds that correspond to  the Subaccounts You select, which means You could lose money.

Fees and Charges An investment in a Contract is not a direct investment in a mutual fund. There are additional charges for the death benefit and other features of the Contract that are not associated with a mutual fund.

Because the Contract offers Bonus Payments, the charges and expenses, such as the surrender charges and the mortality and expense risk charges may be higher than expenses for a similar contract that does not credit a Bonus Payment.  In addition, because We credit a Bonus Payment, the amount of charges You pay will be higher than if We had not credited a Bonus Payment.

Internal Revenue Service (“IRS”) Penalty Because a 10% federal tax penalty is generally imposed on the taxable portion of surrenders prior to age 59½, You should not invest in the Contract if You have short-term investment objectives that would require You to liquidate all or a portion of the Contract prior to reaching age 59½.

Holding Period A minimum holding period is often necessary before the tax benefits of tax deferral are likely to outweigh the often higher fees imposed on variable annuities relative to alternative investments.

Be careful with your IRA A tax-deferred accrual feature is already provided by any tax-qualified arrangement such as an IRA. Therefore, You should have reasons other than tax deferral, such as the additional benefits described in this prospectus, for purchasing a Contract within an IRA or other arrangement that receives tax deferral under the Internal Revenue Code.

Surrender Charges There is a maximum 8% surrender charge. All the surrender charge percentages are listed below.

Number of Years from Receipt of Purchase Payment to the Date of Surrender:

       Date                     Percentage

   1 year or less             8.00%

1                      8.00%

2                      8.00%

3                      8.00%

4                      7.00%

5                      6.00%

6                      5.00%

7                      3.00%

8                      1.00%

      9 years or more       0.00%

Taxation of Surrenders A partial or total surrender of a Contract is taxed for federal income tax purposes as ordinary income to the extent that the Accumulation Value exceeds Your Investment in the Contract (i.e., on an “income first” basis).

Taxation of Death Benefits – Under current tax laws the death benefit paid to the Beneficiary of a Contract is taxed as ordinary income to the Beneficiary at the Beneficiary’s tax rate to the extent that the death benefit exceeds the Contractowner’s Investment in the Contract. Thus, if Your primary objective is to pass wealth on to Your heirs, a life insurance policy may be more appropriate for You.  For federal tax purposes, the amount of the death benefit on a life insurance policy passes income-tax free (though not necessarily estate-tax free) to the Beneficiary; an annuity death benefit does not.

HOW THE CONTRACT WORKS

The Contract has two phases: an Accumulation Phase and a Payout Phase.  During the Accumulation Phase, earnings on Your investment and any Bonus Payments accumulate on a tax-deferred basis. The Payout Phase begins when You convert from the Accumulation Phase by agreeing that the Payee will start receiving regular annuity payments after the Accumulation Value has been applied to one of the annuity options in accordance with the annuity rates in the Contract. You can select one of several annuity income payment options.

The Contract is a “variable” annuity because Your Subaccount Accumulation Values during the Accumulation Phase and the amount of any Variable Annuity Payments during the Payout Phase fluctuate based on the performance of the Funds underlying the Subaccounts You have selected. As a result, the Subaccount Accumulation Values in Your Contract and Your Variable Annuity Payments may increase or decrease. You are permitted to allocate Your Purchase Payments to a variety of available Subaccounts We offer under the Contract, as long as each allocation is at least 1% of the Purchase Payment. You also may allocate Purchase Payments to the Fixed Account, as described below.

Subject to certain limitations, You may reallocate Your Accumulation Value or, after the commencement of any Variable Annuity

Payments, the value allocated to the Subaccounts upon which the amount of the Variable Annuity Payments are based.

The Contract provides a guaranteed death benefit that is payable to the Beneficiary if the Annuitant dies during the Accumulation Phase. The Contract guarantees that the Beneficiary will receive upon the death of the Annuitant the greater of;

(i) the total of all Purchase Payments reduced proportionately by any surrenders, or

(ii) the Accumulation Value.

Upon the death of a Contractowner who is not also the Annuitant, We pay only the Accumulation Value to the Beneficiary. We will pay the death benefit when We receive both proof of death and appropriate instructions for payment.  The death benefit is reduced by the amount of any surrenders, see Death Benefits before Commencement of Annuity Payments for details.  You may surrender a portion or all of the Accumulation Value during the Accumulation Phase.

WHO WE ARE AND HOW TO CONTACT US

First Investors Life

First Investors Life Insurance Company, with its home office at 55 Broadway, New York, New York 10006, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We write life insurance and annuities.

First Investors Life is part of First Investors Consolidated Corporation (“FICC”), a holding company, which owns all of the voting common stock of First Investors Life. Other affiliates of First Investors Life include: First Investors Corporation (“FIC”), the distributor of the Contracts; First Investors Management Company, Inc. (“FIMCO”), the investment adviser of the Life Series Funds; and Administrative Data Management Corp., the transfer agent for the Life Series Funds.

For information or service concerning a Contract, You can contact Us in writing at Our Administrative Office located at Raritan Plaza 1, Edison, New Jersey 08837. You can also call Us at 1-800-832-7783 between the hours of 9:00 A.M. and 6:00 P.M., Eastern Time, or fax Us at 732-855-5935.

You should send any Purchase Payments, notices, elections, or requests that You make, as well as any other documentation that We require for any purpose in connection with Your Contract, to Our Administrative Office. No such payment, notice, election, request or documentation will be treated as having been “received” by Us until We have received it, as well as any related items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office.  To meet Our requirements for processing transactions, We may require that You use Our forms. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account D

First Investors Life Variable Annuity Fund D was established on April 8, 1997 under New York Insurance Law. Separate Account D is registered with the SEC as a unit investment trust under the 1940 Act.

We segregate the assets of Separate Account D from Our other assets in Our General Account. These assets fall into two categories: (1) assets equal to Our reserves and other liabilities under the Contract and (2) additional assets derived from expenses that We charge to Separate Account D. The assets equal to Our reserves and liabilities support the Contract. We cannot use these assets to satisfy any of Our other obligations. The assets We derive from Contract charges do not support the Contract, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account D. We credit to, or charge against, the Subaccounts of Separate Account D realized and unrealized income, gains and losses without regard to Our other income, gains and losses. The obligations under the Contract are Our obligations.

Each Subaccount invests its assets in a corresponding Fund of the Life Series Funds at net asset value. Therefore, we own the shares of the underlying Funds, not You. The value of Your investment in a Subaccount is determined by the value of the underlying Fund. Each Subaccount reinvests any distribution received from a Fund in the distributing Fund at net asset value. So, none of the Subaccounts make cash distributions to Contractowners. Each Subaccount may make deductions for charges and expenses by redeeming the number of equivalent Fund shares at net asset value.

The Fixed Account

The Fixed Account is not part of Separate Account D.  It is part of Our General Account.  The General Account consists of all assets owned by Us, other than those in Separate Account D or in any other legally segregated separate accounts We own.  The assets of the General Account are subject to the claims of Our general creditors and can be invested as We choose, subject to certain legal requirements.  We guarantee that any assets You choose to allocate to the Fixed Account will earn interest at the annual Minimum Guaranteed Interest Rate (currently 1.00% for Contracts issued in 2013).  This rate is subject to redetermination annually as described below.

On each Contract Anniversary, the Fixed Account Minimum Guaranteed Interest Rate is redetermined as (a) – (b) where (a) is the average of the daily five-year Constant Maturity Treasury rates for the month of October in the calendar year prior to the Contract Anniversary (rounded to the nearest 1/20th of 1%) and (b) is 1.25%.  In no case, however, will the annual Fixed Account Minimum Guaranteed Interest Rate be greater than 3.00% or less than 1.00%.

We may, but are not required to, declare interest in excess of the annual Minimum Guaranteed Interest Rate (“excess interest”). If We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time.  Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You.

You do not share in any gains or losses that We experience in the Fixed Account or Our General Account.  We bear the entire risk that the investments in Our General Account may not achieve the annual minimum guaranteed or declared rates of return.  The Fixed Account is not registered under the Securities Act of 1933.  Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the 1940 Act. The staff of the SEC has therefore not reviewed the disclosures in this prospectus that relate to the Fixed Account.

The Life Series Funds

The Life Series Funds is an open-end management investment company registered with the SEC under the 1940 Act. The Life Series Funds consists of a variety of separate Funds, most of which are available to Contractowners. Each of the Funds currently offers its shares only through the purchase of a Contract or another variable life or variable annuity Contract issued by First Investors Life.  Each of the Funds reserves the right to offer its shares to other separate accounts or directly to Us.  Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

FIMCO, the investment adviser of the Life Series Funds, is a New York corporation located at 55 Broadway, New York, New York 10006. FIMCO and the Life Series Funds have retained Smith Asset Management Group, L.P., 100 Crescent Court, Suite 1150, Dallas, TX 75201, to serve as the subadviser of the Select Growth Fund, Paradigm Capital Management, Inc., Nine Elk Street, Albany, New York 12207, to serve as the subadviser of the Special Situations Fund,

Vontobel Asset Management, Inc., 1540 Broadway, New York, New York 10036 to serve as the subadviser of the International Fund and Muzinich & Co., Inc., 450 Park Avenue, New York, NY 10022 to serve as subadviser for the Fund For Income.

The following table includes each available Fund’s investment objective. There is no assurance that any Funds will achieve its stated objective(s). There is a Subaccount with the same name as its corresponding underlying Fund. The degree of investment risk You assume will depend on the Subaccounts You select. You should consider Your allocation carefully.  The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the attached Life Series Funds prospectus, which You should read carefully before investing.

Fund	Investment Objective

Cash Management Fund	High rate of current income consistent with the preservation of capital and maintenance of liquidity.
Equity Income Fund	Total return.
Fund For Income	High current income.
Government Fund	A significant level of current income which is consistent with security and liquidity of principal.
Growth & Income Fund	Long-term growth of capital and current income.
International Fund	Long-term capital growth.
Investment Grade Fund	A maximum level of income consistent with investment in investment grade debt securities.
Opportunity Fund	Long-term capital growth.
Select Growth Fund	Long-term growth of capital.
Special Situations Fund	Long-term growth of capital.
Target Maturity 2015 Fund	A predictable compounded investment return for those who hold their Fund shares until the Fund’s maturity, consistent with preservation of capital.
Total Return Fund	High, long term total investment return consistent with moderate investment risk.

THE CONTRACT IN DETAIL

APPLICATION AND PURCHASE PAYMENTS

We will process Your application on the day We receive it at Our Administrative Office in Good Order. If Your application is incomplete or incorrect, We have five business days to complete it and process the transaction.  Otherwise, We will return the Purchase Payment to You at the end of the five-day period.  However, We can try to reach You to explain the reasons for the delay in crediting the money and get Your consent to keep the money until the problem is solved.

Your initial Purchase Payment must be at least $5,000. You may make additional Purchase Payments of at least $200 each at any time after Contract issuance. We will not accept the proceeds from a surrender of one of Our other variable annuities for the purchase of a First Choice Bonus Annuity Variable Contract.  We generally do not limit the maximum amount of Purchase Payments under a Contract.  However, initial Purchase Payments of $500,000 or more, and subsequent Purchase Payments of $250,000 or more, will be subject to review by First Investors Life. We reserve the right to reject such payments. We will credit a Bonus Payment to the Accumulation Value for the amount of the Adjusted Purchase Payments received.  The amount of the Adjusted Purchase Payments in any Contract Year is aggregated.  For the amount of Adjusted Purchase Payments up to and including $200,000 received within a Contract Year, We will credit a Bonus Payment to your Accumulation Value equal to a Bonus Percentage of 4.00% of the amount of the Adjusted Purchase Payments.  For the amount of the Adjusted Purchase Payments in excess of $200,000 received within a Contract Year We will credit a Bonus Payment to your Accumulation Value equal to a Bonus Percentage of 5.00% of the amount of the Adjusted Purchase Payments.

Your Purchase Payments and any Bonus Payments allocated to the Subaccounts purchase Accumulation Units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.  We allocate Purchase Payments and any Bonus Payments to the appropriate Subaccount(s) based on the next computed value of an Accumulation Unit following receipt of Your Purchase Payments at Our Administrative Office in Good Order.  We value Accumulation Units at the end of each Valuation Date (generally 4:00 P.M., Eastern Time). If We receive a Purchase Payment prior to the end of a Valuation Date in Good Order, We will process the payment based upon that day’s Accumulation Unit values. If We receive a payment after the end of the Valuation Date, We will process the Purchase Payment based upon the next Valuation Date’s values.

ALLOCATION OF PURCHASE PAYMENTS

When You purchase a Contract You select the allocation percentages for Your Purchase Payment to the Subaccounts and the Fixed Account.  Your allocations are subject to the following constraints:

1.	Allocation percentages must be in whole numbers;

2.	Allocation percentages must total 100%; and

3.	The allocation percentage for the Fixed Account may not exceed 50%.

On the Effective Date of Your Contract, the portion of the initial Purchase Payment You designated for the Subaccounts will be allocated to the Cash Management Subaccount for the greater of 20 days after the Effective Date or the Right to Examine period indicated in your Contract. At the end of this period, the Subaccount

Accumulation Value in the Cash Management Subaccount will be reallocated to the Subaccounts You designated on the application.  This reallocation will occur as of the end of the applicable business day.  Any Bonus Payment credited to the Accumulation Value will be allocated to the Subaccounts as designated on the application upon the later of the date of the Purchase Payment or the expiration of the Right to Examine period indicated in the Contract.  The portion of the initial Purchase Payment You designated for the Fixed Account will be allocated to the Fixed Account as of the Contract Effective Date.

A change in the allocation percentages for future additional Purchase Payments and any Bonus Payments will affect reallocations occurring under the Automated Subaccount Reallocation Option.  See the description under “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Automated Subaccount Reallocation Option” for additional information.

REALLOCATIONS AMONG SUBACCOUNTS

Subject to the restrictions discussed below, You may change the allocation of Your Accumulation Value among the Subaccounts, or among the Subaccounts and the Fixed Account, through a transfer of Accumulation Value by written notice, telephone, participation in the Systematic Transfer Option, or participation in the Automated Subaccount Reallocation Option. Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

WHAT ARE OUR POLICIES ON FREQUENT REALLOCATIONS AMONG SUBACCOUNTS?

The Contract is designed for long-term investment purposes. It is not intended to provide a vehicle for frequent trading or market timing.  As described in the Life Series Funds prospectus, the Board of Trustees of the Life Series Funds has adopted policies and procedures to detect and prevent trading in the shares of each of the Life Series Funds, other than the Cash Management Fund, and to reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy.

In order to protect Contractowners and to comply with the underlying Funds’ policies, We have agreed to honor instructions from the Funds to restrict or prohibit further purchases or transfers of shares by any Contractowner that has been identified by the Funds as having violated its market timing policies. Accordingly, We may be required to reject any reallocation request, without any prior notice, that is determined by the Funds to be part of a market timing strategy.  We also reserve the right to limit or condition transfer privileges in any manner that We believe is necessary or appropriate to (1) protect participants in a Fund from adverse consequences of “market timing” or overly frequent transactions; or (2) conform Separate Account D’s policies and practices in this regard to those of a Fund in one or more respects. Without limitation, We reserve the right to impose on You any charge that Your transfer causes a Fund to assess against Us or Separate Account D.

In order to enforce Our policy against market timing, We monitor reallocation requests using criteria such as (a) the number of reallocation transactions that occur within a specified period of time and (b) the dollar amount of reallocations that occur within a specified period of time. Moreover, We will only accept a transaction request that is in writing or made by telephone, and complies with Our requirements.  We will not accept transaction requests by facsimile or email.  We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

WHAT ARE THE RISKS TO CONTRACTOWNERS OF FREQUENT REALLOCATIONS?

To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Contractowners who invest in the Funds through our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and stocks of small-size and/or mid-size companies the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.  In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the NYSE. This could cause dilution in the value of the shares held by other shareholders.

THE ACCUMULATION PHASE

Determining Your Accumulation Value

The Accumulation Value You have in Your Contract varies daily depending on, among other things, the investment experience of the Subaccounts You have selected and the proportion of Your Accumulation Value that You have allocated to the Fixed Account.

Fixed Account Accumulation Value

On the Contract’s Effective Date, the Fixed Account Accumulation Value is equal to the portion of the initial Purchase Payment You allocate to the Fixed Account.  The Fixed Account Accumulation Value on any succeeding day is equal to the Fixed Account Accumulation Value on the previous day, plus the sum of the values of the following transactions that have occurred since the previous day:

1.	any additional Purchase Payments allocated to the Fixed Account;

2.	any transfers into the Fixed Account;

3.	any Bonus Payments allocated to the Fixed Account after the expiration of the Right to Examine period; and

4.	interest accrued on the Fixed Account Accumulation Value;

less the sum of the values of the following transactions that have occurred since the previous day;

1.	any transfers out of the Fixed Account;

2.	any partial surrenders or Partial Annuitizations allocated to the Fixed Account; and

3.	if due subsequent to the previous day, the portion of the annual contract charge for the current Contract Year allocated to the Fixed Account

Bonus Payments

We will credit any Bonus Payments to Your Accumulation Value on the later of:

1. the date a Purchase Payment is applied to Your Contract, or

2. upon the expiration of the Right to Examine period as stated in the Contract.

Bonus Payments are calculated by multiplying the Adjusted Purchase Payment by the applicable Bonus Payment Percentage as described below.

The Adjusted Purchase Payment is equal to the Purchase Payment less any withdrawals, including withdrawal charges, that have been made since the immediately preceding Purchase Payment, if any.

If such withdrawals exceed the Purchase Payment:

1.	the Adjusted Purchase Payment is zero and no Bonus Payment is credited; and

2.	any excess of such withdrawals over the Purchase Payment is added to the sum of the withdrawals in the calculation of the subsequent Adjusted Purchase Payment, if any.

For example, if You make a $1,000 Purchase Payment and You have taken $1,200 in withdrawals since Your immediately preceding Purchase Payment, then Your Adjusted Purchase Payment is $0 and no Bonus Payment will be made in connection with the $1,000 Purchase Payment.  In addition, the $200 by which Your withdrawals exceed Your $1,000 Purchase Payment will be added to the sum of withdrawals when calculating the Adjusted Purchase Payment for a subsequent Purchase Payment.

The Bonus Payment Percentage is based on the amount and timing of the Adjusted Purchase Payment.  For purposes of determining the Bonus Payment Percentage, all Adjusted Purchase Payments in any Contract Year are aggregated.  Adjusted Purchase Payments up to and including $200,000 received within a Contract Year will receive a Bonus Percentage of 4.00% of the Adjusted Purchase Payment.  Adjusted Purchase Payments in excess of $200,000 received within a Contract Year will receive a Bonus Percentage of 5.00% of the Adjusted Purchase Payment. For example, if You make an Adjusted Purchase Payment of $300,000 in Contract Year 1, We will credit the first $200,000 with a Bonus Percentage of 4.00% ($8,000) and We will credit the remaining $100,000 with a Bonus Percentage of 5.00% ($5,000) for a total Bonus Payment of $13,000. Any Bonus Payments will be allocated among Subaccounts in the same proportion as the applicable Purchase Payment.

Subaccount Accumulation Value

The Subaccount Accumulation Value in each Subaccount at any time is equal to the number of Accumulation Units the Contract has in the Subaccount, multiplied by the Subaccount’s Accumulation Unit value.  Amounts You allocate to or transfer into a Subaccount are used to purchase Accumulation Units in the Subaccount.  We redeem Accumulation Units when amounts are deducted, transferred, or surrendered from a Subaccount.  These purchases and redemptions of Accumulation Units are referred to as “Contract Transactions.”  The number of Accumulation Units a Contract has in a Subaccount at any time is equal to the number of Accumulation Units purchased minus the number of Accumulation Units redeemed in the Subaccount up until that time.  The number of Accumulation Units purchased or redeemed as a result of a Contract Transaction is equal to the dollar amount of the Contract Transaction divided by the value of the Subaccount’s Accumulation Units on the date of the Contract Transaction.

Accumulation Unit values are determined as of the end of each Valuation Date.  The Accumulation Unit values that apply to a Contract Transaction made on a Valuation Date are the unit values as of the end of that day.  If We receive Your request or other documentation for a transaction after the end of a Valuation Date, it is processed based on the value of Accumulation Units as of the end of the next Valuation Date.  The value of an Accumulation Unit of a Subaccount on any Valuation Date is equal to the value of the Accumulation Unit on the previous Valuation Date, multiplied by the net investment factor for that Valuation Date.  The net investment factor for a Subaccount on any Valuation Date is equal to (a) divided by (b), less (c) where:

(a)
is the net asset value per share of the Fund in which the Subaccount invests at the end of the Valuation Date, plus the per share amount of any dividend or capital gain distribution from the Fund since the previous Valuation Date, less the per share amount of any taxes charged;

(b)	is the net asset value per share of the Fund on the previous Valuation Date; and

(c)	is the total of the daily mortality and expense risk charges since the previous Valuation Date.

Transfer of Accumulation Value

You may transfer the Accumulation Value between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account, by providing Us with written notice of Your request or by calling 1-800-832-7783.  There is a limit of six transfers between two or more Subaccounts in any 12-month period.  Only one transfer either to or from the Fixed Account is allowed in any 12-month period.  The minimum transfer amount You may request is $100.  Each transfer from the Fixed Account is limited to the greatest of:

1.	25% of the Fixed Account Accumulation Value;

2.	The amount of the most recent transfer out of the Fixed Account during the prior 15 months; or

3.	$1,000.

Transfers to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Accumulation Value to the Accumulation Value to exceed the maximum Fixed Account allocation percentage specified in the Contract.  Transfer requests that do not comply with these limitations will be rejected.

A Transfer of Accumulation Value made while the Automated Subaccount Reallocation Option is in effect automatically cancels the Automated Subaccount Reallocation Option.  Requests for transfers are processed as of the Valuation Date We receive them in Good Order. We may defer transfers from the Fixed Account for up to six months. If We do so, We will notify You when the transfer will be made, the reason for the delay, and the value of the transfer on the date We received Your request.

Telephone Transfer Option – You may make transfers of Accumulation Value as described above by telephone by calling 1(800) 832-7783.  You will be required to provide certain information for identification purposes when requesting a transaction by telephone and We may record Your telephone call.  We may also require written confirmation of Your request.

We will not be liable for losses resulting from telephone requests that We believe are genuine.  We reserve the right to revoke or limit Your telephone transaction privileges at any time without revoking or limiting all owners’ telephone transaction privileges.  Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available.  For example, there may be interruptions in service beyond Our control such as weather-related emergencies.

Systematic Transfer Option

You may request that a specified dollar amount of Subaccount Accumulation Value be transferred from any one or more Subaccounts (the “originating Subaccounts(s)”) to any one or more other Subaccounts (the “receiving Subaccount(s)”) at monthly or quarterly intervals, as selected.  The first such systematic transfer will occur on the first Valuation Date of the Contract Month or Contract Quarter that next follows the date We receive Your request.  Transfers under this option may not be designated either to or from the Fixed Account.

The minimum amount that may be transferred either from or to any one Subaccount is $100.  The Systematic Transfer Option will terminate if and when the Subaccount Accumulation Value remaining in all of the originating accounts is depleted.  Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count. We may terminate this option or modify Our rules governing this option at Our discretion by giving You 31 days written notice.

Automated Subaccount Reallocation Option

If You request, We will automatically reallocate the Subaccount Accumulation Values at quarterly intervals according to the most recent Purchase Payment allocation on file with Us.  The first such reallocation will occur on the first Valuation Date of the Contract Quarter that next follows the date on which We receive Your request.

Upon reallocation, the amount of Subaccount Accumulation Value allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a)    is equal to:

1.	the allocation percentage You have specified for the Subaccount; divided by

2.	the sum of the allocation percentages for all such Subaccounts; and,

(b)    is equal to the sum of the Subaccount Accumulation Values in all of the Subaccounts at the time of the reallocation.

Any requested changes in Your Purchase Payment allocation percentages are reflected in the next quarterly reallocation following the change.  The reallocation will only affect the allocation of Subaccount Accumulation Values among the Subaccounts.  It will not affect the Fixed Account Accumulation Value.  Transfers of Subaccount Accumulation Values made under this option are not subject to the minimum transfer amount described above. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count. A transfer of Subaccount Accumulation Value made while this Automated Subaccount Reallocation Option is in effect automatically cancels the option.  You may subsequently re-elect this option by making a request in the manner described above.  We may terminate this option or modify Our rules governing this option at Our discretion by giving you 31 days written notice.

Death Benefits Before Commencement of Annuity Payments

If You die before the Maturity Date, We will pay a death benefit to the Beneficiary You have designated. We generally make this payment within seven days of receiving in Good Order (a) a certified death certificate or similar proof of the death of the Annuitant or Contractowner (“Due Proof of Death”) and (b) a claimant’s statement form that includes payment instructions with the Beneficiary’s election to receive payment in either a single sum settlement or an annuity option. We will pay the death benefit: (a) in a single sum and the Contract will terminate, (b) by applying it to one of the annuity options, or (c) as We otherwise permit.

Generally, the amount of the death benefit payable to the Beneficiary, upon the death of the Contractowner who is also the Annuitant, is the greater of (a) the total Purchase Payments reduced proportionally by any partial surrenders or (b) the Accumulation Value on the date We receive Due Proof of Death.  We calculate the proportional reduction in your total Purchase Payments in two steps. First, We calculate the percentage that any surrender represents of Your Accumulation Value. Then We reduce Your Accumulation Value and Purchase Payments by that percentage.

If the Contractowner is not also the Annuitant, the amount of the death benefit will be equal to the Accumulation Value. We also will pay a death benefit in an amount equal to the Accumulation Value upon the death of the first Joint Contractowner (if any) to die, even if that deceased Joint Contractowner also is the Annuitant.  We determine the Accumulation Value for the death benefit as of the next computed value of the Accumulation Value following Our receipt at Our Administrative Office of Due Proof of Death in Good Order. The decision on how We pay the death benefit is at the Contractowner’s election before the Annuitant’s death and the Beneficiary’s election after the Annuitant’s death.

The following example demonstrates how the death benefit, payable on the death of the Contractowner who is also the Annuitant, is determined for a Contract in the Accumulation Phase.

Effective Date	Your Initial Purchase Payment and Death Benefit is:	$100,000
Bonus Payment	4.00% Bonus	$4,000
End of First Contract Year	Assume Your Accumulation Value grows to:	$107,120
	Your Death Benefit is the greater of your Purchase Payment ($100,000) or Your Accumulation Value and is equal to:	$107,120
Seventh Contract Anniversary	Assume Your Accumulation Value grows to:	$141,500
	Your Death Benefit is the greater of your Purchase Payment ($100,000) or Your Accumulation Value and is equal to:	$141,500
End of Tenth Contract Year	Assume Your Accumulation Value declines to: You then decide to partially surrender: The proportion Your partial surrender represents of the Accumulation Value is the partial surrender amount ($25,000) divided by the Accumulation Value ($88,650) which is Your Accumulation Value and Purchase Payment(s) are both reduced by 28.20%. Thus, after the surrender: Your Accumulation Value is:	$88,650
		$25,000
		28.20%
		$63,650
	Your Purchase Payment(s) is:	$71,800

	Your Death Benefit is the greater of Your Purchase Payment ($71,800) or Your Accumulation Value ($63,650)and is equal to:	$71,800
End of Eleventh Contract Year	Assume Your Accumulation Value declines to:	$57,600
	Your Death Benefit is the greater of Your Purchase Payment ($71,800) or Your Accumulation Value ($ 57,600) and is equal to:	$71,800

This example assumes that a partial surrender is taken during the tenth Contract year, but does not account for any tax consequences.

Special Requirements for Payment of Death Benefit

If the Contractowner dies before We have distributed the entire interest in the Contract, We must distribute the value of the Contract to the Beneficiary as provided below. Otherwise, the Contract will not qualify as an annuity under Section 72 of the Internal Revenue Code.

Generally, if the Contractowner dies before the Maturity Date, the death benefit may be taken immediately, after which the Contract will terminate, or the Beneficiary may become the Contractowner and the Contract will continue, subject to the following conditions:

■ If the Beneficiary elects to continue the Contract and is not the deceased Contractowner’s spouse, he or she may not make additional Purchase Payments, and the entire interest in the Contract must be distributed to the Beneficiary (a) within five years, or (b) beginning within one year of death, under an annuity option that provides that we will make annuity payments over a period not longer than the life or life expectancy of the Beneficiary.

■ If the Beneficiary is the deceased Contractowner’s spouse, he or she may continue the Contract and name a new Beneficiary, subject to additional conditions in the Contract.

■ If the Beneficiary wishes to take the death benefit as an annuity payout, then the Beneficiary must make such election and payments must begin within 60 days of the contractowner’s death. This is necessary to receive federal tax treatment as annuity payments, rather than the death benefit being treated for federal tax purposes as a lump sum distribution in the year of the death.

Partial and Full Surrenders During the Accumulation Phase

You may make a partial or full surrender of Your Contract during the Accumulation Phase, provided that any partial surrenders must be for at least $500. You will be entitled to receive the Accumulation Value less any surrender charge or, in the case of a partial surrender, the portion surrendered, less any surrender charge.  Your request is effective on the date it is received in writing on Our form in Good Order at Our Administrative Office.  Your Accumulation Value less the requested amount will be determined based on the next computed value of Accumulation Units.

We may defer payment of amounts surrendered from a Subaccount for no more than seven days, except that We may defer payment of amounts surrendered for any period during which:

■ the NYSE is closed for trading or trading is restricted on the NYSE;

■ an emergency exists as a result of which disposal of securities held in Separate Account D is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account D’s net assets; or

■ the SEC by order permits us to defer payments for the protection of Contractowners.

In addition, We may defer for up to six months the payment of any full or partial surrender of amounts allocated to the Fixed Account.  If we postpone the payment of any full or partial surrender for more than ten days, We will pay You interest on the amounts surrendered, as specified in the Contract.  In the case of a partial surrender, unless You direct Us otherwise, the amount you request will be deducted from your Subaccounts and/or the Fixed Account in the same proportion as the Subaccount Accumulation Value in each Subaccount and/or the Fixed Account Accumulation Value bears to the Accumulation Value. Your Accumulation Value must be at least $5,000 after any partial surrender.

THE PAYOUT PHASE

The Maturity Date

Annuity payments begin on the Maturity Date You select when You buy the Contract.  You may advance or defer the Maturity Date by notifying Us in writing at least 30 days before the previously specified Maturity Date.  However, the Maturity Date may not be within the first five Contract Years or after the date on which the Annuitant attains age 90.  If no Maturity Date is chosen, We will commence annuity payments on the first of the calendar month after the Annuitant attains age 90.

The Amounts of Your Annuity Payments

Seven days before the Maturity Date (the “Initial Determination Date”), any premium taxes not yet deducted will be deducted from the Accumulation Value to determine the “Net Accumulation Value.” Depending on Your election, this value will then be applied to determine either the initial Variable Annuity Payment and/or the initial Fixed Annuity Payment as described further below.  You can make or change this election in writing to Us at Our Administrative Office at any time prior to the Initial Determination Date.  In the absence of Your election, We will make monthly annuity payments on a fixed basis, beginning on the Maturity Date under Annuity Option 3 with Payments Guaranteed for 10 Years.

After the Maturity Date, We allow no surrenders or changes among annuity payment options.  In the case of a variable basis payment option, however, You retain the right to change Your Subaccount allocations subject to the limits described below under “THE CONTRACT IN DETAIL: THE PAYOUT PHASE – Transfer of Annuity Value.”  If the Net Accumulation Value applied on the Maturity Date is less than that required to purchase a minimum initial annuity payment of $20, the entire Net Accumulation Value will be paid in a lump sum.

The material factors that determine the level of Your annuity benefits are:

■	Your Accumulation Value as of the Initial Determination Date;

■	the annuity payment option You select;

■	the frequency and duration of annuity payments;

■	the sex and adjusted age (as defined in the Contract) of the Annuitant and any Joint Annuitant at the Maturity Date; and

■	in the case of a Variable Annuity Payment, the investment performance of the Subaccounts You select and the Assumed Investment Return (“AIR”) that You select.

Variable Annuity Payments

Variable Annuity Payments vary as to dollar amount through the Payout Phase based on the investment results of the Subaccounts You select and the AIR that You choose.   The effective annual AIR chosen can be 0%, 3% or 5%, if allowed by applicable law or regulation.  The first Variable Annuity Payment is based on the AIR.  Subsequent Variable Annuity Payments fluctuate based on the investment performance of the Subaccounts You have chosen as compared to the AIR.  As a result, if the actual net investment return of the Subaccounts equals the AIR, the Variable Annuity Payments will be level.  If the actual net investment return of the Subaccounts is greater than the AIR, subsequent Variable Annuity Payments will be higher than the initial payment.  If it is less than the AIR, subsequent Variable Annuity Payments will be lower.

Once an AIR is chosen, it cannot be changed.  If no AIR is chosen, 3% will be used as the AIR.  In general, if You select a higher AIR the initial Variable Annuity Payment will be larger than if a lower AIR had been selected, but any increases in the

Variable Annuity Payment will be smaller and less frequent, and any decreases in the Variable Annuity Payment will be larger and more frequent.  On the Initial Determination Date, We apply the portion of the Net Accumulation Value You have designated to purchase Variable Annuity Payments to the proper Variable Annuity Payment Option Table shown in the Contract (or more favorable rates if We offer them) to determine the amount of the initial Variable Annuity Payment.  Subsequent Variable Annuity Payments are determined based on the value of the Annuity Units We credit to each of the Subaccounts You have selected, as described below.

We determine the amount of Annuity Units of each Subaccount to purchase by using the most recent Subaccount allocation instructions and dividing the amount of the initial Variable Annuity Payment that is allocated to each Subaccount by that Subaccount’s Annuity Unit value on the Initial Determination Date.  Each Variable Annuity Payment after the first is determined by multiplying the Annuity Unit value for each Subaccount on the date seven days prior to the date on which the payment is due by the number of Annuity Units in that Subaccount.  The resulting payment may be less than or greater than the preceding Variable Annuity Payment.

Annuity Unit Value

The value of an Annuity Unit for any Subaccount is initially set at $10.00. The value for any subsequent Valuation Period is obtained by first multiplying the Annuity Unit value for the immediately preceding Valuation Period by the net investment factor (as defined in “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Subaccount Accumulation Value”) for the current Valuation Period and then dividing the result by the “assumed net investment factor” for the current Valuation Period.  The “assumed net investment factor” is equal to one plus the AIR calculated for the number of days in the current Valuation Period.

Transfer of Annuity Value

Twice each year, after a Variable Annuity Payment option has commenced,  You may transfer all or a portion of the value in a Subaccount to any other Subaccount (“the receiving Subaccount”), which We will use to purchase Annuity Units in the receiving Subaccount. The value in a Subaccount is equal to the value of Annuity Units in the Subaccount multiplied by the number of Annuity Units this Contract owns in the Subaccount. The number of Annuity Units credited to the receiving Subaccount will be equal to the dollar amount of the value that is being transferred as of the transfer date divided by the value of an Annuity Unit on that same date in the receiving Subaccount.  Your request for transfer may be made in writing, received in Our offices in good order or by telephone.  We will not accept a request for transfer of annuity value by facsimile or email.  We must receive your request at least 15 days before the due date of the annuity payment to which the transfer will apply.

Fixed Annuity Payments

Fixed Annuity Payments are a constant dollar amount throughout the Payout Phase. On the Initial Determination Date, the portion of the Net Accumulation Value you have designated to purchase Fixed Annuity Payments will be applied to the proper Fixed Annuity Payout Option Table shown in the Contract (or more favorable rates if We offer them) to determine the amount of the initial Fixed Annuity Payment.

Partial Annuitization of Accumulation Value

You may apply a portion of the Accumulation Value to an Annuity Payment Option prior to the Maturity Date by providing Us with notice, in Good Order at Our Administrative Office.  This is called a “Partial Annuitization”.  That portion of the

Accumulation Value will be applied to an Annuity Payment Option as of the Valuation Date We receive the notice.  The options available are listed in the Annuity Payment Options section of this contract.

A Partial Annuitization reduces the Accumulation Value of the contract by the percentage the amount annuitized was to the Total Accumulation Value on the Partial Annuitization Date.  Unless You instruct Us otherwise, We will withdraw the funds for the Partial Annuitization from the Subaccounts and/or Fixed Account in the same proportion as the Accumulation Value in each Subaccount and/or the Fixed Account bears to the Total Accumulation Value.

Any Partial Annuitization must conform to the Minimum Annuity Payment Amount indicated in the Contract.  Any Partial Annuitization request that would reduce the Accumulation Value to less than the Minimum Accumulation Value will be treated as a request for Full Annuitization.

Seven days before the Partial Annuitization Date, any premium taxes not yet deducted will be deducted from the Accumulation Value to determine the Net Accumulation Value.  The portion of this value attributable to the Partial Annuitization will then be applied to determine either the initial Variable Annuity Payment and/or the Fixed Annuity Payment.

All Annuity Payment Options described below are available for Partial Annuitizations.

Limitations on Partial Annuitizations:

1.	The Annuitant must also be the Owner of the Contract.

2.	No more than one (1) Partial Annuitization is permitted each Contract Year.

3.	The maximum number of Partial Annuitizations permitted over the life of the Contract is five (5).

Annuity Payment Options

The Contract provides for the annuity options described below.  The Annuity Payment Options available on a variable basis are Options 1, 2a and 3.  All Annuity Payment Options shown are available on a fixed basis.   Payments can be received on a monthly, quarterly, semi-annual or annual basis.

Option 1–Single Life Annuity.  (Available on either a variable or a fixed basis or both). An annuity payable monthly during the Annuitant’s lifetime, ceasing with the last payment due before the Annuitant’s death.  If You elect this option, annuity payments terminate automatically and immediately on the death of the Annuitant without regard to the number or total amount of payments received.

Option 2a–Joint and Survivor Life Annuity.  (Available on either a variable or a fixed basis or both).  An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor, ceasing with the last payment due before the death of the survivor.

Option 2b–Joint and Two-Thirds to Survivor Life Annuity.  (Available on a fixed basis only). An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to two-thirds of the joint annuity payment, ceasing with the last payment due before the death of the survivor.

Option 2c–Joint and One-Half to Survivor Life Annuity.  (Available on a fixed basis only). An annuity payable during the joint lifetime of the Annuitant and the Joint Annuitant and continuing thereafter during the lifetime of the survivor at an amount equal to one-half of the joint annuity payment, ceasing with the last payment due before the death of the survivor.

Under annuity options 2a, 2b and 2c, annuity payments terminate automatically and immediately on the deaths of both the Annuitant and the Joint Annuitant without regard to the number or total amount of payments received.

Option 3–Life Annuity with Payments Guaranteed for 10 or 20 Years.  (Available on either a variable or a fixed basis or both).  An annuity payable during the lifetime of the Annuitant, with the guarantee that if, at his or her death, payments have been made for less than 10 or 20 years, as elected, We will continue to pay to the Beneficiary any guaranteed payments during the remainder of the selected period and, if the Beneficiary dies after the Annuitant, we will pay the Beneficiary’s estate the remaining guaranteed payments.

Option 4–Refund Life Annuity.  (Available on a fixed basis only). An annuity payable during the lifetime of the Annuitant, with the guarantee that if, at his or her death, the cumulative payments made have been less than the Net Accumulation Value applied on the Initial Determination Date, payments will be continued until the total of all payments made equal such Accumulation Value.

Death after Commencement of Annuity Payments

If the death of any Contractowner, any Annuitant, or any Payee occurs on or after the Maturity Date but before all proceeds payable under the Contract have been distributed, We will distribute the entire interest in the Contract at least as rapidly as under the annuity option in effect on the date of death.

Death of Contractowner

If any Contractowner who is not the Annuitant dies and there is no surviving Contractowner, the Beneficiary will become the Contractowner. If there is a surviving Contractowner, the surviving Contractowner will retain ownership of the Contract.  The remaining annuity payments, if any, will continue to be paid to the Payee.  If the Payee is the deceased Contractowner, any remaining annuity payments will be made to the surviving Contractowner, if any, or to the Beneficiary.

Death of Annuitant

If the Annuitant dies and there is a surviving Annuitant, the remaining annuity payments, if any, will continue to be paid to the Payee.  If the Payee is the deceased Annuitant, annuity payments will be made to any surviving Annuitant.  If the deceased Annuitant is also the Contractowner, and there is no surviving Contractowner, the surviving Annuitant will assume all rights of ownership under the Contract.  If the Annuitant dies and there is no surviving Annuitant, the Beneficiary will assume all rights to ownership, and the previously designated Contractowner will no longer have any rights under the Contract.   Any remaining annuity payments will be paid to the Beneficiary.

YOUR RIGHT TO EXAMINE THE CONTRACT

You may examine the contract and elect to cancel it  (a) within ten days from the date Your Contract is delivered to You (or thirty days if a replacement contract) or (b) longer as applicable state law requires.  We will cancel the Contract after We receive from You at Our Administrative Office in Good Order (a) the Contract and (b) a written request for cancellation. We will pay You at least an amount equal to the sum of the Purchase Payments plus any premium taxes that You were charged, subject to state law.

FINANCIAL INFORMATION

CALCULATING VALUES

To calculate the Accumulation Unit or Annuity Unit values, We must first determine the current value of the units in each Subaccount. We do this for each day the values are calculated by determining the change in investment performance (including Fund-related charges and any dividends and distributions made by the Fund) from the last Valuation Date for each of the Funds. Then, daily charges are applied to Separate Account D for each day since the last Valuation Date. Finally, We multiply the previous unit value by this result.

CONTRACT EXPENSES

Surrender Charges

We assess a surrender charge when You surrender the Contract, in full or in part, except as described below.  The surrender charge is equal to a maximum of 8% of Purchase Payments surrendered, and decreases as shown in the following table:

Number of Years from Receipt of Purchase Payment to Date of Surrender	Percentage
1 year or less	8.00%
1 year	8.00%
2 years	8.00%
3 years	8.00%
4 years	7.00%
5 years	6.00%
6 years	5.00%
7 years	3.00%
8 years	1.00%
9 years or more	0.00%

The length of time from when We receive a Purchase Payment to the time of full or partial surrender of that Purchase Payment determines the percentage of the surrender charge. For purposes of computing the surrender charge, amounts surrendered will be taken from Your Contract first from any amounts then available as a Free Surrender (as described below), then from Purchase Payments in the order they were made (i.e., first-in, first-out), and finally from any other remaining Accumulation Value. Bonus amounts are not treated as Purchase Payments for purposes of computing surrender charges.

For purposes of the Surrender Charge calculation after a Partial Annuitization, each Purchase Payment is reduced proportionately by the percentage the amount annuitized was to the Accumulation Value on the Partial Annuitization Date.

Each Contract Year after the first Contract Year, You may, without paying a surrender charge, surrender a maximum of 10% of Purchase Payments not previously surrendered as of the beginning of that Contract Year (“Free Surrenders”).  This privilege is not cumulative, which means that any Free Surrenders not taken during a given Contract Year may not be taken as a Free Surrender in a later Contract Year. In addition, We do not impose a surrender charge if the Accumulation Value is applied to an annuity option or on the payment of any death benefit.

Mortality and Expense Risk Charge

We impose a mortality and expense risk charge. The mortality risk that We assume arises from Our obligation to continue to make annuity payments to each Annuitant (assuming for purposes of this discussion only that the Annuitant is also the Payee) regardless of (a) how long that person lives and (b) how long all annuitants as a group live. We also assume a risk associated with the guaranteed death benefit that We would pay in the event of death during the Accumulation Phase. In addition, We assume the risk that the annual contract charge (discussed below) may not be adequate to cover Our administrative expenses.  In consideration for assuming these mortality and expense risks, We deduct an amount equal on an annual basis to 1.40% of the daily Accumulation Unit value of the Subaccounts.

We guarantee that We will not increase the mortality and expense risk charge after a Contract is issued. If the charge is insufficient to cover the actual cost of the mortality and expense risks, the loss will fall on Us. Conversely, if the deductions prove more than sufficient, the excess will be a profit to Us. We can use any profits resulting to Us for any business purpose, including the payment of expenses of distributing the Contract.

OTHER CHARGES

Annual Contract Charge

We currently deduct a $35.00 annual contract charge from the Accumulation Value on (a) the last Valuation Date of each Contract Year or (b) the date of surrender of the Contract, if earlier. These deductions are made during the Accumulation Phase only.  The amount of this charge is guaranteed for the first 10 Contract Years, after which it may increase to no more than $50.00. We make the charge against the Accumulation Value by proportionally reducing the number of Accumulation Units held in each of Your Subaccounts. We will not assess this charge in any state that does not permit it.

Premium Tax Charge

Some states and municipalities assess premium taxes at the time You: make Purchase Payments; surrender; or begin receiving annuity payments.

We currently pay any premium taxes that are assessed. However, We reserve the right to deduct such premium taxes in accordance with the terms of Your Contract. These taxes currently range up to 3.5% of Purchase Payments received by Us.

Fund Expenses

The Funds also take deductions from, and pay expenses out of, their own assets.  Further information about these charges is available in the attached prospectus for the Life Series Funds.

FEDERAL TAX INFORMATION

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax deferred annuity contract for federal income tax purposes, and the following summary assumes so. We do not discuss state or local taxes, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which You should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan or an IRA. The following discussion does not apply to a Contract that has been purchased as part of an IRA or qualified retirement plan (a “qualified Contract”). If a qualified Contract is purchased, the tax treatment of Purchase Payments, annuity payments, surrenders and death benefits will be governed by the tax law applicable to IRAs and qualified plans. However, generally, deductible or “before-tax” Purchase Payments for qualified Contracts will be taxed when distributed from the Contract; the Contract is not forfeitable; and Contract ownership may not be transferred.  Purchase Payments to a Contract purchased outside of a qualified plan or IRA (a “non-qualified Contract”) are on an “after-tax” basis, so You only pay federal income taxes on Your earnings and gains. Generally, these earnings and gains are taxed when You receive them from the Contract. The IRS has not reviewed the Contract for qualification as an appropriate investment in an IRA.

When a non-natural person owns a non-qualified Contract, the annuity generally will not be treated as an annuity for federal tax purposes and thus will lose the benefit of tax deferral. However, an annuity owned by a non-natural person as an agent for an individual will be treated as an annuity for tax purposes.  This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your Purchase Payments are not deductible from Your gross income for tax purposes.

Increases in Accumulation Value

Generally, You pay no income tax on increases in Your Contract’s Accumulation Value until there is a distribution from the Contract. A distribution occurs when there is a partial or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, You generally will be taxed only on the investment income and gains You have earned and not on the amount of Your Purchase Payments. As a result, a portion of each payment will be taxable as ordinary income. The remaining portion will be a nontaxable recovery of Your Investment in the Contract. Generally, Your Investment in the Contract equals the Purchase Payments You made, less any amounts You previously surrendered that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

■ dividing Your Investment in the Contract by the total amount You expect to receive out of the Contract, and

■ multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) Your Investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments You receive after You recover Your Investment in the Contract, are fully taxable. If payments under a life annuity stop because the Annuitant dies, there is an income tax deduction for any unrecovered Investment in the Contract.

Surrenders

Before annuity payments begin, surrenders are taxed as follows:

■ a partial or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulation Value exceeds the Investment in the Contract (that is, on an “income first” basis); and

■ a federal tax penalty equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 ½ subject to certain exceptions.

The 10% federal tax penalty is generally not imposed on surrenders that are:

■ made on or after the death of a Contractowner;

■ attributable to the taxpayer’s becoming disabled; or

■ made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her designated beneficiary.  If You receive systematic payments that You intend to qualify for the substantially equal periodic payment exception, changes (other than by reason of death or disability) to Your systematic payments before You reach age 59 1/2 or within five years (after You reach that age) after beginning Your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

If the Contract was purchased as an investment for profit, subject to certain rules, You may deduct any loss upon surrender of the Contract as an ordinary loss.  For purposes of surrenders, the Internal Revenue Code treats all Contracts that We issue to You in the same calendar year as a single Contract.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the Beneficiary free of income taxes. Generally, a death benefit is included in the recipient’s income as follows:

■ if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;

■ if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s Investment in the Contract. The Beneficiary must pay taxes on this amount at the Beneficiary’s tax rate. Moreover, the amount of the death benefit may also be taxed in the Contractowner’s estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special income tax deduction for a portion of the estate tax attributable to the death benefit.

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of a Contract, changing the Maturity Date or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Internal Revenue Code) may result in certain tax consequences, such as income and gift taxes, not explained in this prospectus. Please consult Your tax adviser regarding these consequences.

Tax Withholding and Reporting

The Internal Revenue Code generally requires Us to withhold income tax from any Contract distribution, including a partial surrender or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), We withhold from the taxable portion of each payment as if it were a payment of wages, based on a payroll withholding schedule that assumes a married recipient claiming three withholding exemptions. If You want Us to withhold on a different basis, You must file an appropriate withholding certificate with Us. For non-periodic payments (e.g., distributions such as partial surrenders), We generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply. For periodic payments, Your election is effective for the calendar year for which You file it with Us and for each subsequent year until You amend or revoke it. For non-periodic payments, an election is effective when You file it with Us, but only for the payment to which it is applicable. We have to notify Your recipients of Your right to elect not to have taxes withheld.  The Internal Revenue Code generally requires Us to report all payments to the IRS.

Other Tax Issues

We are taxed as a “life insurance company” under the Internal Revenue Code. We do not expect to incur any federal income tax as a result of the earnings or realized capital gains attributable to Separate Account D. Based upon this expectation, no charge is currently assessed against Separate Account D for such taxes. If We incur such taxes in the future, We may assess a charge for such taxes against Separate Account D.   We may incur state and local taxes (in addition to premium taxes) attributable to the Separate Account in several states.  At present, these taxes are not significant and We do not impose any charge for such taxes against the Separate Account.  We may assess the Separate Account for such taxes in the future.  If any charges for federal, state or local taxes are assessed against the Separate Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount of Separate Account D must be “adequately diversified” in accordance with the Internal Revenue Code and Treasury Department regulations. The investment adviser of the Life Series Funds monitors their investment portfolios to ensure that the diversification requirements are met. If any Subaccount in which You invested failed to satisfy these requirements, You would be taxed on the earnings and gains of the Subaccount unless Your Contract was held in an IRA or qualified plan. The tax would apply from the first quarter of the failure, until We corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each of the Life Series Funds that is available under the Contract sells its shares not only to Separate Account D but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and Contractowners that invest in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of policyowners and Contractowners, including potentially substituting a different fund for the Fund.

Under certain circumstances, a Contractowner’s control of the investments of Separate Account D could cause the Contractowner, rather than Us, to be treated as the owner of the assets in Separate Account D for tax purposes, which would result in the current taxation of the income and gains on those assets to the Contractowner. Based upon existing IRS guidance, We do not believe that the ownership rights of a Contractowner under the Contract would result in the Contractowner’s being treated as the owner of the assets of the Contract. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

OTHER INFORMATION

VOTING RIGHTS

Because the Life Series Funds are not required to have annual shareholder meetings, Contractowners generally will not have an occasion to vote on matters that pertain to the Life Series Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Contractowners would have an opportunity to provide voting instructions for shares of the Fund held by a Subaccount in which their Contract invests. We would vote the shares of any Fund held in a corresponding Subaccount or directly at any Fund shareholders meeting as follows:

■ shares attributable to Contractowners for which We received instructions would be voted in accordance with the instructions;

■ shares attributable to Contractowners for which We did not receive instructions would be voted in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■ shares not attributable to Contractowners would be voted in the same proportion that We voted shares held in the Subaccount attributable to Contractowners for which We received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Contractowners and for which We receive instructions. However, We will vote Our own shares as we deem appropriate where there are no shares held in any Subaccount. We will present all the shares of any Fund that We held through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum.  We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Contractowner as follows:

■ in the Accumulation Phase, We divide the Subaccount’s Accumulation Value by the net asset value of one Fund share, and

■ in the annuity income period, We divide the reserve held in the Subaccount for the Variable Annuity Payments under the Contract by the net asset value of one Fund share.  As this reserve fluctuates, the number of votes fluctuates.

We will determine the number of votes that a Contractowner has the right to cast as of the record date established by the Life Series Funds.  We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting information and other materials relating to the Fund to each Contractowner having a voting interest in a Subaccount.  The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. Specifically, We reserve the right to vote shares of any Fund in Our own right, to the extent the law permits.

PROCESSING TRANSACTIONS

Generally, Your transaction requests will be processed as of the Valuation Date on which We receive them, if We receive them in Good Order before the closing of business (generally 4:00 P.M. Eastern Time). Otherwise, they will be processed as of Our next Valuation Date. To meet Our requirements for processing transactions, We may require that You use Our forms.

RESERVATION OF RIGHTS

We also reserve the right to make certain changes to the Contract, Separate Account D or the Funds if We believe they would (a) best serve the interests of the Contractowners and Payees or (b) be appropriate in carrying out the purposes of the Contract. We will make a change only as the law permits. When required, We will (a) obtain the necessary Contractowner or regulatory approval for any change and (b) notify Contractowners before making a change.

For example, we may:

■ operate Separate Account D in any form permitted by law;

■ add, delete, combine, or modify Subaccounts of Separate Account D;

■ add, delete, or substitute for the Fund shares held in any Subaccount the shares of any investment company or series thereof, or any investment permitted by law;

■ amend or obtain and continue any exemptions under the Contract if required to comply with the Internal Revenue  Code or any other applicable federal or state law; or

■ make any necessary technical changes in the Contract in order to conform with any of the above actions.

STATE VARIATIONS

Where required by state law, there may be variations in the Contract covered by a special form of the Contract for Your State. As a result, Your Contract may differ from this prospectus. Your actual Contract, with any endorsements, amendments and riders, is the controlling document. We have the right to change the Contract to meet applicable state laws or regulations.

We offer the Contract in most states. Check with Your registered representative for availability in Your state. The Contract is offered continuously. Although we do not anticipate discontinuing the offer of the Contract, We reserve the right to do so at any time.

DISTRIBUTION OF THE CONTRACT

We sell the Contract solely through individuals who, in addition to being licensed as insurance agents, are registered representatives of FIC, which is one of Our affiliates and Our general agency.  FIC is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority (FINRA).  We pay FIC a commission of 5.868 % of the Purchase Payments made under the Contract.  FIC’s executive offices are located at 55 Broadway, New York, New York 10006. We reserve the right to sell the Contracts directly.

REPORTS

At least twice each year, We will send a report to You that contains financial information about the Funds as required by applicable law.  In addition, We will send you a confirmation on behalf of FIC after each transaction that affects the value of Your Contract, and at least once each year, We will send a statement that gives You financial information about Your Contract.

If several members of the same household each own a Contract, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS

The Financial Statements of First Investors Life and for Separate Account D are in the SAI.

SEC file numbers:
Separate Account D: 333-186359/811-08205

To: First Investors Life Insurance Company Raritan Plaza 1 Edison, New Jersey 08837
Request for Statement of Additional Information
I would like to receive a current copy of the following: (check all appropriate boxes below)
☐ The Statement of Additional Information for First Investors Life Variable Annuity Fund D (Separate Account D).
☐ The Statement of Additional Information for First Investors Life Series Funds.
From:
(name)
Contract number:
Address:

Phone number:
☐ Check if this is a change of address.

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

INDIVIDUAL VARIABLE ANNUITY CONTRACTS

OFFERED BY

FIRST INVESTORS LIFE INSURANCE COMPANY

Statement of Additional Information dated [_________, 2013]

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Prospectus for the First Choice Bonus Annuity contract funded by First Investors Life Variable Annuity Fund D (“Separate Account D”), which may be obtained at no cost by writing to First Investors Life Insurance Company, Raritan Plaza 1, Edison, New Jersey 08837, or by telephoning (800) 832-7783 or by visiting our website at www.firstinvestors.com.

Unless otherwise noted, the terms in this SAI have the same meaning as in the Prospectuses.

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GENERAL DESCRIPTION

First Investors Life Insurance Company.  First Investors Life Insurance Company, 55 Broadway, New York, New York 10006 (“FIL” or “First Investors Life”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance and annuities.  First Investors Consolidated Corporation (“FICC”), a holding company, owns all of the voting common stock of First Investors Management Company, Inc. (“FIMCO” or “Adviser”) and all of the outstanding stock of First Investors Life, First Investors Corporation (“FIC” or “Underwriter”) and Administrative Data Management Corp., the transfer agent for First Investors Life Series Funds (“Life Series Funds”). The Independent Order of Foresters (“Foresters”) controls FICC and, therefore, the Adviser and First Investors Life. Foresters is a Canadian fraternal benefit society with operations in Canada, the United States and the United Kingdom and its principal business address is 789 Don Mills Road, Toronto, Canada M3C 1T9.

The following chart provides information about the Officers and Directors of First Investors Life.

Name	FIL Office	Principal Occupation for Last Five Years
Carol Lerner Brown	Secretary
Assistant Secretary FIC since 1989; Secretary FIMCO since 1989; Secretary FICC 1989-2011, Assistant Secretary FICC since 2011; Secretary Administrative Data Management Corp. since 1989; and Secretary First Investors Advisory Services, LLC since 2012

Pratibha Canaran	Vice President – Finance	Vice President – Finance FIL, FICC, FIC, FIMCO, and Administrative Data Management Corp. since 2012; Assistant Vice President Foresters since 2003.
Craig D. Cloyed	Director	Director FIL since 2012; President and Director Calvert Investment Distributors, Inc. from 1998 to March 2012.
William H. Drinkwater	Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary FIL since 2003.
Lawrence M. Falcon	Senior Vice President and Comptroller	Senior Vice President and Comptroller FIL since 1990.
Francis X. Gannon	Chief Financial Officer and Treasurer
Chief Financial Officer and Treasurer FIL, FIC, ADM and FICC since 2013; Chief Financial Officer FIMCO since 2013; Chief Financial Officer First Investors Advisory Services, LLC. since 2012; Principal FX Capital LLC 2009-2013; Corporate Comptroller AlliedBarton 2010-2011; Director Jefferson Wells 2008-2009.

Steven Guterman	Director	Director FIL since 2012; Chief Executive Officer InstantLabs Medical Diagnostics Corp. since 2010; Senior Managing Director AIG Investments 2001-2009.
Jason Helbraun	Assistant Vice President	Assistant Vice President FIL since 2006.
William M. Lipkus	Chairman, Vice President, Chief Administrative Officer and Director
Chief Executive Officer (since 2012), President (since 2012), Treasurer 1999-2013, Chief Financial Officer 1997-2013 and Chief Administrative Officer (since 2012) of FICC; Chairman (since 2012), Director (since 2007), Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of FIMCO; Chairman (since 2012), Director (since 2011), Treasurer 1999-2013, Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of FIC;

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Name	FIL Office	Principal Occupation for Last Five Years

Chairman (since 2012), Director (since 2007), Treasurer 1998-2013, Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of Administrative Data Management Corp.; Chairman (since 2012), Director (since 2012), Vice President (since 1996), Treasurer 1996-2013), Chief Financial Officer 1996-2013 and Chief Administrative Officer (since 2012) of FIL; and Board of Managers and Chairman (since 2012) and Chief Financial Officer 2012-2013, of First Investors Advisory Services, LLC.

Martha E. Marcon	Director	Director FIL since 2012; Director FICC since 2011; Director Mercury General Corp. 2008-present; Director NIA Group 2006-present.
Loretta McCarthy	Director	Director FIL since 2012; Managing Director and Co-Leader at New York Forum Golden Seeds, LLC since 2005; Principal McCarthy Group, LLC since 2002.
George S. Mohacsi	Director	President and Chief Executive Officer Foresters since 2005; Chairman and Director FICC since 2011.
Glen Mueller	Vice President and Chief Underwriter	Vice President and Chief Underwriter FIL since 2005.
David Schimmel	Vice President	Vice President FIL since 2011; Assistant Vice President FIL 2006-2011.
John Shey	Assistant Vice President	Assistant Vice President FIL since 2006.
Carol E. Springsteen	President and Director	President and Director FIL since 2003; and Board of Managers, First Investors Advisory Services, LLC since 2012

Separate Account Assets.  Separate Account D was established on April 8, 1997 under the provisions of the New York Insurance Law.  Separate Account D’s assets are segregated from the assets of First Investors Life, and that portion of Separate Account D’s assets having a value equal to, or approximately equal to, the reserves and contract liabilities under the Contracts are not chargeable with liabilities arising out of any other business of First Investors Life.  Separate Account D is registered with the Securities and Exchange Commission (“Commission”) as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), but such registration does not involve any supervision by the Commission of the management or investment practices or policies of the Separate Account.

SERVICES

Custodian.  First Investors Life, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account D.

Independent Registered Accounting Firm. KPMG LLP, 345 Park Avenue, New York, NY 10154, was selected as the independent registered public accounting firm for Separate Account D and First Investors Life Insurance Company for the years 2012 and 2011.

Tait, Weller & Baker, LLP, 1818 Market Street, Philadelphia, PA 19103, an independent registered accounting firm, were the independent accountants for Separate Account D and First Investors Life

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Insurance Company for the years 2010, 2009 and 2008.

Underwriter.  First Investors Life and Separate Account D have entered into an Underwriting Agreement with FIC.  FIC, an affiliate of First Investors Life and of the Adviser, has its principal business address at 55 Broadway, New York, New York 10006.  For the fiscal years ended December 31, 2010, 2011 and 2012, FIC received fees from Separate Account D of $304,272, $92,133 and $92,868, respectively, in connection with the distribution of Separate Account D contracts in a continuous offering.

First Investors Life anticipates continuing to offer new First Choice Bonus Annuity contracts, but reserves the right to discontinue those offerings.

The Contracts are sold by insurance agents licensed to sell variable annuities, who are registered representatives of the Underwriter or broker-dealers who have sales agreements with the Underwriter.

VALUATION

Value of an Accumulation Unit.  For each Subaccount of Separate Account D, the value of an Accumulation Unit initially was set arbitrarily at $10.00.  The value of an Accumulation Unit for any subsequent Valuation Period is determined by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated (see Appendix I, Example B).  The investment performance of each Fund, and expenses and deductions of certain charges, affect the Accumulation Unit Value.  The value of an Accumulation Unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

Net Investment Factor.  The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net result of:

the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distributions made by the applicable Fund if the “ex-dividend” date occurs during the current Valuation Period.

(b)	is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

(c)
is a factor representing the charges deducted for mortality and expense risks.  For Separate Account D, such factor is equal on an annual basis to 1.40% of the daily net assets value of the applicable Subaccount.

The Net Investment Factor may be greater or less than one, and therefore, the value of an Accumulation Unit for any Subaccount may increase or decrease.  (For an illustration of this calculation, see Appendix I, Example A.)

Value of Amounts Allocated to the Fixed Account.  The First Choice Bonus Annuity contract also allows Contractowners to allocate value to the Fixed Account.  The Accumulation Value thus consists of the Subaccount Accumulation Value in each Subaccount to which a Contractowner allocates value, which is based on the Accumulation Unit values described above, and the Fixed Account Accumulation Value.  The Fixed Account Accumulation Value at any time is equal to the amount determined as described in the First Choice Bonus Annuity prospectus under the heading “THE CONTRACT IN DETAIL: THE ACCUMULATION PHASE – Fixed Account Accumulation Value.”

Value of an Annuity Unit.  For each Subaccount of Separate Account D, the value of an Annuity Unit initially was set arbitrarily at $10.00.  The value of an Annuity Unit for any subsequent

Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to offset the effect of an investment earnings rate of 3.0% per annum (or a different rate chosen by a Contractowner), which is assumed in the Annuity Tables contained in the Contracts.  (For an illustration of this calculation, see Appendix II, Example A.)

Amount of Annuity Payments.  When annuity payments are to commence, the Accumulation Value to be applied to a variable annuity option will be determined by multiplying the value of an Accumulation Unit for the Valuation Date on or immediately preceding the seventh day before the Maturity Date by the number of Accumulation Units owned.  This seven day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date.  At that time any applicable premium taxes not previously deducted may be deducted from the Accumulation Value to determine the net Accumulation Value.  The net amount to be applied to an Annuity Option, the Net Accumulation Value, consists of the amounts derived from the Accumulation Units, as described above, as well as the Fixed Account Accumulation Value.  The resultant value is then applied to the Annuity Tables set forth in the Contract to determine the amount of the first monthly annuity payment.  The Contract contains Annuity Tables setting forth the amount of the first monthly installment for each $1,000 of Accumulation Value applied.  These Annuity Tables vary according to the Annuity Option selected by the Contractowner and according to the sex and adjusted age of the Annuitant and any Joint Annuitant at the Annuity Commencement Date.  The Contracts contain a formula for determining the adjusted age. The Annuity Tables are determined from the A2000 Individual Annuitant Mortality Table Age Last Birthday and an Assumed Investment Return of 3.00% or a different rate chosen by the Contractowner and the adjusted age is the age of the annuitant minus one year for each completed 10-year period measured from the year 2000 to the date of Annuity Payment Option commencement.  Annuity Tables used by other insurers may provide greater or less benefits to the Annuitant.

The dollar amount of the first monthly Variable Payment, based on the Subaccount determined as above, is divided by the value of an Annuity Unit for the Subaccount for the Valuation Date on or immediately preceding the seventh day before the Annuity Commencement Date to establish the number of Annuity Units representing each monthly payment under the Subaccount.  This seven day period is used to permit calculation of amounts of annuity payments and mailing of checks in advance of the due date.  This number of Annuity Units remains fixed for all variable annuity payments.  The dollar amount of the second and subsequent variable annuity payments is determined by multiplying the fixed number of Annuity Units for the Subaccount by the applicable value of an Annuity Unit Value for the Valuation Date on or immediately preceding the seventh day before the due date of the payment.  The value of an Annuity Unit will vary with the investment performance of the corresponding Fund, and, therefore, the dollar amount of the second and subsequent variable annuity payments may change from month to month.  (For an illustration of the calculation of the first and subsequent Variable Payments, see Appendix II, Examples B, C and D.)

A fixed annuity provides annuity payments which remain fixed as to dollar amount throughout the payment period and is based on an assumed interest rate of 2.5% per year built into the Annuity Tables in the Contract.

OTHER INFORMATION

Time of Payments.  All payments due under the Contracts will ordinarily be made within seven days of the payment due date or within seven days after the date of receipt of a request for partial surrender or termination.  However, First Investors Life reserves the right to suspend or postpone the date of any payment due under the Contracts (1) for any period during which the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings) or during which trading on the NYSE, as determined by the Commission, is restricted; (2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held by the Fund is not reasonably practical or it is not reasonably practical to determine the value of the Fund’s net assets; or (3) for such other periods as the Commission may by order permit for the protection of security holders or as may be permitted under the 1940 Act.

5

In addition, First Investors Life may defer for up to six months the payment of any full or partial surrender of amounts allocated to the Fixed Account.

Reports to Contractowners.  First Investors Life will mail to each Contractowner at the last known address of record, at least annually, a report containing such information as may be required by any applicable law or regulation and a statement of the Accumulation Units credited to the Contract for each Subaccount and the Accumulation Unit Values.  In addition, latest available reports of the Life Series Funds will be mailed to each Contractowner.

Assignment.  Any amounts payable under the Contracts may not be commuted, alienated, assigned or otherwise encumbered before they are due.  To the extent permitted by law, no such payments shall be subject in any way to any legal process to subject them to payment of any claims against any Annuitant, Joint Annuitant or Beneficiary.  The Contracts may be assigned.  No assignment of a Contract shall be binding on First Investors Life unless such assignment is in writing and is filed with First Investors Life at its home office.

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Contractowners under the variable portion of the Contracts will be affected solely by the investment results of the Subaccounts.  The financial statements of First Investors Life as contained herein should be considered only as bearing upon First Investors Life’s ability to meet its obligations to Contractowners under the Contracts, and they should not be considered as bearing on the investment performance of the Subaccounts.

6

APPENDICES

APPENDIX I

EXAMPLE A
Formula and Illustration for Determining the
Net Investment Factor of a Subaccount
of Separate Account D

Net Investment Factor =	A + B	- D
C

Where:

A =	The Net Asset Value of a Fund share as of the end of the current Valuation Period.
	Assume	=	$8.51000000
B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period.
	Assume	=	0
C =	The Net Asset Value of a Fund share as of the end of the immediately preceding Valuation Period.
	Assume	=	$8.39000000
D =	The daily deduction for mortality and expense risks and administration, which totals 1.4% on an annual basis.
	On a daily basis	=	.00003836

Then, the Net Investment Factor =	8.51000000 + 0	- .00003836	=	1.01426438
8.39000000

EXAMPLE B
Formula and Illustration for Determining
Accumulation Unit Value of a Subaccount
of Separate Account D

Accumulation Unit Value = A x B
Where:

A =	The Accumulation Unit Value for the immediately preceding Valuation Period.
	Assume	=	$1.46328760
B =	The Net Investment Factor for the current Valuation Period.
	Assume		1.01426438

Then, the Accumulation Unit Value = $1.46328760 x 1.01426438		=	1.48416049

7

APPENDIX II

EXAMPLE A

Formula and Illustration for Determining
Annuity Unit Value of
Separate Account D

Annuity Unit Value = A x B x C

Where:

A =	Annuity Unit Value of the immediately preceding Valuation Period.
	Assume	=	$1.10071211
B =	Net Investment Factor for the Valuation Period for which the Annuity Unit is being calculated.
	Assume		1.00083530
C =	A factor to neutralize the assumed interest rate of 3.0% built into the Annuity Tables used.
	Daily factor equals	=	0.99990575

Then, the Annuity Value is:

	$1.10071211 x 1.00083530 x 0.99990575 = $1.10152771

EXAMPLE B

Formula and Illustration for Determining
Amount of First Monthly Variable Annuity Payment from
Separate Account D

First Monthly Variable Annuity Payment =	A	x B
$1,000

Where:

A =	The Net Accumulated Value allocated to Separate Account C for the Business Day on or immediately preceding the seventh day before the Annuity Commencement Date.
	Assume	=	$20,000.00
B =	The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the Annuity Tables contained in the Contract.
	Assume	=	$6.40

Then, the first Monthly Variable Payment =	$20,000	x $6.40 = $128.00
$1,000

8

EXAMPLE C

Formula and Illustration for Determining
the Number of Annuity Units for Separate Account D
Represented by Each Monthly Variable Annuity Payment

Number of Annuity Units =	A
B

Where:

A =	The dollar amount of the first monthly Variable Annuity Payment.
	Assume	=	$128.00
B =	The Annuity Unit Value for the Business Day on or immediately preceding the seventh day before the Annuity Commencement Date.
	Assume	=	$1.09763000

Then, the number of Annuity Units =	$128.00	= 116.61488844
$1.09763000

EXAMPLE D

Formula and Illustration for Determining
the Amount of Second and Subsequent Monthly Variable
Annuity Payments From Separate Account D

Second Monthly Variable Annuity Payment = A x B

Where:

A =	The Number of Annuity Units represented by each monthly Variable Annuity Payment.
	Assume	=	116.61488844
B =	The Annuity Unit Value for the Business Day on or immediately preceding the seventh day before the date on which the second (or subsequent) Variable Annuity Payment is due.
	Assume	=	$1.11834234

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.11834234 = $130.42

The above example was based upon the assumption of an increase in the Annuity Unit Value since the initial Variable Annuity Payment due to favorable investment results of the Separate Account and the Fund.  If the investment results were less favorable, a decrease in the Annuity Unit Value and in the second monthly Variable Annuity Payment could result.  Assume B above was $1.08103230.

Then, the second monthly Variable Annuity Payment = 116.61488844 x $1.08103230 = $126.06

9

FIRST INVESTORS LIFE

VARIABLE ANNUITY FUND D

Financial Statements

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST INVESTORS LIFE

VARIABLE ANNUITY FUND D

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Assets and Liabilities	2

Statements of Operations	3

Statements of Changes in Net Assets	4

Notes to Financial Statements	6

Report of Independent Registered Public Accounting Firm

The Board of Directors of First Investors Life Insurance Company and
Contract Owners of First Investors Life Variable Annuity Fund D:

We have audited the accompanying statement of assets and liabilities of each of the individual sub-accounts disclosed in note 1 which comprise First Investors Life Variable Annuity Fund D (Separate Account D), as of December 31, 2012, and the related statement of operations, statements of changes in net assets and the financial highlights for each of the years in the two-year period ended December 31, 2012.  These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agent of the mutual funds.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise Separate Account D as of December 31, 2012, the results of its operations, changes in its net assets and financial highlights for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

April 12, 2013

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Assets and Liabilities
December 31, 2012

												Target
		Cash Management	Fund for (1) Income	Growth and Income	Special (1) Situations	International	Select Growth	Government	Investment Grade	Total Return	Equity Income (1)	Maturity 2015
Assets:
Investments at net asset value (note 3):
First Investors Life Series Fund		$2,488,417	$12,340,275	$43,651,496	$14,802,455	$13,304,652	$3,340,183	$8,916,890	$16,720,767	$74,228	$17,359,464	$16,283,208
Liabilities:
Payable to First Investors:
Life Insurance Company		2,884	14,336	51,052	17,282	15,659	3,899	10,321	19,470	43	20,281	19,022
	Net assets	2,485,533	12,325,939	43,600,444	14,785,173	13,288,993	3,336,284	8,906,569	16,701,297	74,185	17,339,183	16,264,186
	Net assets represented by
	Contracts in accumulation period	$2,485,533	$12,325,939	$43,600,444	$14,785,173	$13,288,993	$3,336,284	$8,906,569	$16,701,297	$74,185	$17,339,183	$16,264,186
See accompanying notes to financial statements

(1) Effective December 17, 2012, the Discovery Fund, the High Yield Fund and the Value Fund sub-accounts were renamed the Special Situations Fund, the Fund for Income and the Equity Income Fund, respectively.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statement of Operations
Year ended December 31, 2012

											Target
	Cash Management	Fund for (1) Income	Growth and Income	Special (1) Situations	International	Select Growth	Government	Investment Grade	Total Return	Equity Income (1)	Maturity 2015
Investment income:
Income:
Dividends	$—	$809,769	$652,892	$95,191	$207,166	$1,773	$246,780	$665,212	$—	$342,915	$717,003
Expenses:
Mortality and expense risks (note 5)	38,099	172,720	637,259	221,124	188,129	44,467	115,995	221,044	43	252,169	241,793
Administrative charges (note 5)	1,612	5,711	27,423	9,099	7,458	1,718	4,289	7,774	—	9,651	8,155
Total expenses	39,711	178,431	664,682	230,223	195,587	46,185	120,284	228,818	43	261,820	249,948
Net investment income (loss)	(39,711)	631,338	(11,790)	(135,032)	11,579	(44,412)	126,496	436,394	(43)	81,095	467,055
Realized gain on investments:
Realized gain distributions	—	—	—	1,616,885	—	—	—	—	—	—	178,915
Realized gain (loss) on investments	—	(124,135)	428,304	515,859	23,914	47,563	26,836	74,293	—	417,557	191,510
Realized gains (losses)	—	(124,135)	428,304	2,132,744	23,914	47,563	26,836	74,293	—	417,557	370,425
Change in unrealized appreciation
(depreciation) on investments	—	871,505	6,134,917	(742,642)	2,275,570	318,237	(110,048)	918,359	581	1,135,366	(941,607)
Net increase (decrease) in net
assets resulting from operations	$(39,711)	$1,378,708	$6,551,431	$1,255,070	$2,311,063	$321,388	$43,284	$1,429,046	$538	$1,634,018	$(104,127)
See accompanying notes to financial statements

(1) Effective December 17, 2012, the Discovery Fund, the High Yield Fund and the Value Fund sub-accounts were renamed the Special Situations Fund, the Fund for Income and the Equity Income Fund, respectively.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2012 and 2011

	Cash Management		Fund for Income (1)		Growth and Income		Special Situations (1)		Blue Chip		International
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(39,711)	$(42,402)	$631,338	$709,197	$(11,790)	$84,373	$(135,032)	$(160,901)	$—	$24,024	$11,579	$102,486
Realized gain distributions	—	—	—	—	—	—	1,616,885	—	—	—	—	—
Realized gain (loss) on investments	—	—	(124,135)	(166,571)	428,304	(256,604)	515,859	690,900	—	1,743,180	23,914	(188,485)
Change in unrealized appreciation (depreciation) on investments	—	—	871,505	(49,790)	6,134,917	489,833	(742,642)	(411,604)	—	(1,758,250)	2,275,570	(30,197)
Net increase in net assets resulting from operations	(39,711)	(42,402)	1,378,708	492,836	6,551,431	317,602	1,255,070	118,395	—	8,954	2,311,063	(116,196)
From contract transactions:
Net insurance premiums from contract owners	2,450	(3,150)	166,663	131,780	412,001	350,415	231,299	273,518	—	109,064	192,609	157,470
Transfers between sub-accounts	207,194	1,384,988	198,919	761,023	(1,732,055)	13,091,381	(573,103)	(244,790)	—	(14,292,601)	(452,135)	(157,005)
Transfers for contract benefits and terminations	(1,057,085)	(1,753,906)	(1,519,337)	(1,189,836)	(4,972,220)	(3,674,884)	(1,604,843)	(1,942,186)	—	(1,966,167)	(1,464,763)	(1,339,145)
Increase (decrease) in net assets derived from
contract transactions	(847,441)	(372,068)	(1,153,755)	(297,033)	(6,292,274)	9,766,912	(1,946,647)	(1,913,458)	—	(16,149,704)	(1,724,289)	(1,338,680)
Net increase (decrease) in net assets	(887,152)	(414,470)	224,953	195,803	259,157	10,084,514	(691,577)	(1,795,063)	—	(16,140,750)	586,774	(1,454,876)
Net assets:
Beginning of year	3,372,685	3,787,155	12,100,986	11,905,183	43,341,287	33,256,773	15,476,750	17,271,813	—	16,140,750	12,702,219	14,157,095
End of year	$2,485,533	$3,372,685	$12,325,939	$12,100,986	$43,600,444	$43,341,287	$14,785,173	$15,476,750	$—	$—	$13,288,993	$12,702,219

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D
Statements of Changes in Net Assets
Years ended December 31, 2012 and 2011

	Select Growth		Government		Investment Grade				Equity Income (1)		Target Maturity 2015
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Increase (decrease) in net assets:
From operations:
Net investment income (loss)	$(44,412)	$(35,209)	$126,496	$180,968	$436,394	$523,005	$(43)	$—	$81,095	$125,539	$467,055	$471,579
Realized gain distributions	—	—	—	—	—	—	—	—	—	—	178,915	263,897
Realized gain (loss) on investments	47,563	18,560	26,836	31,880	74,293	(4,522)	—	—	417,557	275,630	191,510	287,784
Change in unrealized appreciation (depreciation) on investments	318,237	94,765	(110,048)	116,984	918,359	202,981	581	—	1,135,366	(400,139)	(941,607)	13,108
Net increase in net assets resulting from operations	321,388	78,116	43,284	329,832	1,429,046	721,464	538	—	1,634,018	1,030	(104,127)	1,036,368
From contract transactions:
Net insurance premiums from contract owners	112,893	24,514	48,104	122,389	113,232	109,600	—	—	174,386	212,088	237,155	187,142
Transfers between sub-accounts	398,861	367,497	1,160,314	(486,038)	1,835,393	645,715	73,647	—	(440,319)	(80,294)	(676,715)	(989,876)
Transfers for contract benefits and terminations	(236,157)	(245,010)	(887,939)	(920,888)	(1,934,505)	(1,663,716)	—	—	(1,879,476)	(2,061,858)	(1,378,298)	(1,902,322)
Increase (decrease) in net assets derived from
contract transactions	275,597	147,001	320,479	(1,284,537)	14,120	(908,401)	73,647	—	(2,145,409)	(1,930,064)	(1,817,858)	(2,705,056)
Net increase (decrease) in net assets	596,985	225,117	363,763	(954,705)	1,443,166	(186,937)	74,185	—	(511,391)	(1,929,034)	(1,921,985)	(1,668,688)
Net assets:
Beginning of year	2,739,299	2,514,182	8,542,806	9,497,511	15,258,131	15,445,068	—	—	17,850,574	19,779,608	18,186,171	19,854,859
End of year	$3,336,284	$2,739,299	$8,906,569	$8,542,806	$16,701,297	$15,258,131	$74,185	$—	$17,339,183	$17,850,574	$16,264,186	$18,186,171
See accompanying notes to financial statements

(1) Effective December 17, 2012, the Discovery Fund, the High Yield Fund and the Value Fund sub-accounts were renamed the Special Situations Fund, the Fund for Income and the Equity Income Fund, respectively.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

(1)	Organization

First Investors Life Variable Annuity Fund D (Separate Account D), a unit investment trust registered under the Investment Company Act of 1940 (the 1940 Act), is a segregated investment account established by First Investors Life Insurance Company (FIL) and exists in accordance with the regulations of the New York State Department of Financial Services. Assets of Separate Account D have been used to purchase shares of First Investors Life Series Funds (the Funds), an open-end diversified management investment company registered under the 1940 Act. The contract holder directs the deposits into the sub-accounts that comprise Separate Account D and bears the investment risk if the sub-accounts do not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios: Cash Management, Fund for Income, Growth and Income, Special Situations, International, Select Growth, Government, Investment Grade, Opportunity, Total Return, Equity Income, and Target Maturity 2015. The Total Return Fund and the Opportunity Fund were launched on December 17, 2012.  There were no transactions in the Opportunity Fund sub-account in 2012.

In 2011, the Blue Chip merged into the Growth and Income Fund.  Effective December 17, 2012, the Discovery Fund, the High Yield Fund and the Value Fund sub-accounts were renamed the Special Situations Fund, the Fund for Income and the Equity Income Fund, respectively.

(2)	Significant Accounting Practices

(a)	Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, April 12, 2013 have been evaluated in the preparation of the financial statements.

(c)	Investments

Shares of the Funds held by Separate Account D are valued at net asset value per share of such Funds, which value its investment securities at fair value on a daily basis. All distributions received from the Funds are reinvested to purchase additional shares of the Funds at net asset value.  Investment transactions are accounted for on a trade date basis and average cost is the basis followed in determining the cost of investments sold for financial statement purposes.

(d)	Investment Income

Investment income consists of dividends declared by the Funds and is recognized on the ex-dividend date.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

(e)	Federal Income Taxes

Separate Account D is not taxed separately because its operations are part of the total operations of FIL, which is taxed as a life insurance company under the Internal Revenue Code. Separate Account D will not be taxed as a regulated investment company under Subchapter M of the Code. Under existing Federal income tax law, no taxes are payable on the investment income or on the capital gains of Separate Account D.

(3)	Investments

Investments consist of the following at December 31, 2012:

		Net asset	Market
	Shares	value	value	Cost
First Investors Life Series Fund:
Cash Management	2,488,417	$1.00	$2,488,417	$2,488,417
Fund for Income	1,810,959	6.81	12,340,275	12,555,526
Growth and Income	1,319,771	33.08	43,651,496	39,261,944
Special Situations	468,885	31.57	14,802,455	11,598,830
International	679,728	19.57	13,304,652	12,249,186
Select Growth	348,575	9.58	3,340,183	2,835,638
Government	855,606	10.42	8,916,890	8,703,819
Investment Grade	1,445,227	11.57	16,720,767	15,573,261
Total Return	7,476	9.93	74,228	73,647
Equity Income	1,061,362	16.36	17,359,464	14,290,494
Target Maturity 2015	1,044,881	15.58	16,283,208	15,228,175

The cost of purchases and proceeds from sale of investments for the year ended December 31, 2012 were as follows:

	Purchases	Sales
Cash Management	$65,991	$1,097,896
Fund for Income	1,206,693	1,697,414
Growth and Income	1,064,893	7,305,671
Special Situations	1,943,376	2,384,667
International	399,775	2,104,446
Select Growth	513,527	281,597
Government	1,455,198	1,007,847
Investment Grade	2,606,057	2,161,442
Total Return	73,647	—
Equity Income	517,301	2,560,781
Target Maturity 2015	1,133,072	2,303,762

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

Separate Account D utilizes various methods to measure the fair value of its financial instruments on a recurring basis. Generally accepted accounting principles establish a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are described below:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that Separate Account D has the ability to access.

Level 2 – observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – unobservable inputs for the asset and liability, to the extent relevant inputs are not available, representing Separate Account D’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The inputs methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The summary of inputs used to value Separate Account D’s investments as of December 31, 2012 is as follows:

			Level 2
			other	Level 3
		Level 1	significant	significant
		Quoted	observable	unobservable
	Total	prices	inputs	inputs
Cash Management	$2,488,417	$2,488,417	$—	$—
Fund for Income	12,340,275	12,340,275	—	—
Growth and Income	43,651,496	43,651,496	—	—
Special Situations	14,802,455	14,802,455	—	—
International	13,304,652	13,304,652	—	—
Select Growth	3,340,183	3,340,183	—	—
Government	8,916,890	8,916,890	—	—
Investment Grade	16,720,767	16,720,767	—	—
Total Return	74,228	74,228	—	—
Equity Income	17,359,464	17,359,464	—	—
Target Maturity 2015	16,283,208	16,283,208	—	—
	$149,282,035	$149,282,035	$—	$—

There were no transfers between Level 1 and Level 2 or Level 3 during the year ended December 31, 2012.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

(4)	Changes in Units

The changes in units outstanding for the years ended December 31, 2012 and 2011 were as follows:

	2012			2011
			Net			Net
	Units	Units	increase	Units	Units	increase
	issued	redeemed	(decrease)	issued	redeemed	(decrease)
Cash Management	79,723	(151,777)	(72,054)	200,537	(231,138)	(30,601)
Fund for Income	32,480	(101,130)	(68,650)	65,185	(84,706)	(19,521)
Growth and Income	25,992	(375,941)	(349,949)	860,729	(260,858)	599,871
Special Situations	16,933	(136,118)	(119,185)	38,444	(163,385)	(124,941)
Blue Chip	—	—	—	12,775	(1,486,992)	(1,474,217)
International	20,658	(122,175)	(101,517)	30,254	(118,185)	(87,931)
Select Growth	66,374	(33,756)	32,618	50,926	(33,737)	17,189
Government	76,573	(58,997)	17,576	29,907	(104,493)	(74,586)
Investment Grade	98,213	(99,751)	(1,538)	66,279	(118,135)	(51,856)
Total Return	7,480	—	7,480	—	—	—
Equity Income	25,757	(162,890)	(137,133)	34,137	(165,799)	(131,662)
Target Maturity 2015	18,392	(100,459)	(82,067)	14,539	(139,771)	(125,232)

(5)	Mortality and Expense Risks and Deductions

In consideration for its assumption of the mortality and expense risks connected with the Variable Annuity Contracts, FIL deducts an amount equal on an annual basis to 1.25% of the daily net asset value of Separate Account D. An additional administrative charge equal on an annual basis to 0.15% of the daily net asset value is deducted. These deductions are assessed through a reduction of unit values.

An annual contract maintenance charge of $30 is deducted from the accumulated value of the contract on the last business day of the contract year or on the date of surrender of the contract, if earlier and is assessed through the redemption of units.

The Variable Annuity Contracts are sold without an initial sales charge, but at the time of a full or partial surrender of the Contract, they may be subject to a contingent deferred sales charge (CDSC) of 0% to 7% of the value of the Accumulation Units surrendered.

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

(6)	Financial Highlights Table

	Net assets
	Units	Unit Value (S)	($000s)	Investment income ratio (%)1	Expense ratio (%)2	Total return (%)3
Cash Management:
December 31:
2012	213,314	11.655	2,486	-	1.40	(1.39)
2011	285,368	11.820	3,373	-	1.40	(1.39)
2010	315,969	11.986	3,787	-	1.40	(1.39)
2009	295,019	12.155	3,586	0.19	1.40	(1.22)
2008	387,525	12.305	4,769	2.02	1.40	0.61
Fund for Income
December 31:
2012	690,011	17.842	12,326	6.57	1.40	11.93
2011	758,661	15.941	12,101	7.23	1.40	4.19
2010	778,182	15.300	11,905	7.53	1.40	12.13
2009	785,633	13.645	10,732	9.65	1.40	33.27
2008	813,100	10.238	8,332	8.91	1.40	(26.89)
Growth and Income:
December 31:
2012	2,312,220	18.848	43,600	1.44	1.40	15.82
2011	2,662,169	16.273	43,341	1.71	1.40	0.94
2010	2,062,298	16.121	33,257	1.13	1.40	14.57
2009	2,296,370	14.071	32,325	1.97	1.40	26.27
2008	2,534,998	11.144	28,251	1.52	1.40	(36.12)
Special Situations
December 31:
2012	878,992	16.812	14,785	10.87	1.40	8.48
2011	998,177	15.499	15,477	0.52	1.40	0.82
2010	1,123,118	15.372	17,272	0.87	1.40	24.81
2009	1,236,940	12.316	15,240	1.3	1.40	28.95
2008	1,342,860	9.551	12,828	0.44	1.40	(34.18)
Blue Chip: 3
December 31:
2011	-	-	-	1.63	1.40	0.06
2010	1,474,217	10.942	16,141	1.68	1.40	8.68
2009	1,693,462	10.068	17,059	2.29	1.40	19.92
2008	1,923,533	8.396	16,157	1.59	1.40	(33.03)
International:
December 31:
2012	728,520	18.230	13,289	1.55	1.40	19.16
2011	830,037	15.298	12,702	2.2	1.40	(0.76)
2010	917,967	15.415	14,157	-	1.40	11.87
2009	1,008,692	13.779	13,906	4.66	1.40	21.53
2008	1,086,573	11.338	12,318	0.2	1.40	(42.70)

FIRST INVESTORS LIFE
VARIABLE ANNUITY FUND D

Notes to Financial Statements

December 31, 2012

	Net assets
	Units	Unit Value (S)	($000s)	Investment income ratio (%)1	Expense ratio (%)2	Total return (%)3
Select Growth:
December 31:
2012	396,792	8.405	3,336	0.06	1.40	11.72
2011	364,174	7.524	2,739	0.15	1.40	3.79
2010	346,985	7.249	2,514	0.18	1.40	19.42
2009	325,124	6.070	1,973	-	1.40	8.37
2008	323,470	5.601	1,810	0.16	1.40	(42.29)
Government:
December 31:
2012	496,769	17.923	8,907	2.97	1.40	0.53
2011	479,192	17.828	8,543	3.56	1.40	3.94
2010	553,779	17.000	9,498	4.04	1.40	3.36
2009	567,684	16.594	9,425	4.02	1.40	2.83
2008	499,666	16.138	8,067	4.08	1.40	5.44
Investment Grade:
December 31:
2012	847,975	19.690	16,701	4.20	1.40	9.69
2011	849,513	17.952	15,258	4.88	1.40	4.75
2010	901,370	17.138	15,445	4.93	1.40	7.74
2009	934,645	15.906	14,863	5.94	1.40	19.26
2008	923,413	13.338	12,315	5.56	1.40	12.83
Total Return: 3
December 31:
2012	7,480	9.925	74	-	1.40	(0.75)
Equity Income
December 31:
2012	1,064,810	16.282	17,339	1.91	1.40	9.65
2011	1,201,943	14.849	17,851	2.11	1.40	0.12
2010	1,333,605	14.831	19,780	2.15	1.40	12.74
2009	1,450,573	13.156	19,082	3.19	1.40	19.35
2008	1,582,798	11.023	17,446	2.06	1.40	(30.39)
Target Maturity 2015:
December 31:
2012	733,809	22.156	16,264	5.21	1.40	(0.57)
2011	815,875	22.282	18,186	3.94	1.40	5.65
2010	941,107	21.090	19,855	4.04	1.40	7.07
2009	1,046,962	19.697	20,623	3.98	1.40	3.58
2008	1,067,133	20.429	21,801	3.80	1.40	12.97

1
These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

2
These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through redemption of units and expenses of the underlying fund have been excluded.

3
These amounts represent the total return for the periods indicated, including changes in value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

The Blue Chip Fund merged into the Growth and income Fund on December 9, 2011. The 2011 total return was calculated for the period January 1, 2011 to December 9, 2011.

The Total Return Fund and the Opportunity Fund were launched on December 17, 2012.  There were no transactions in the Opportunity Fund sub-account in 2012.  The total return for the Total Return Fund sub-account was calculated for the period December 17, 2012 to December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Investors Life Insurance Company
New York, New York

We have audited the accompanying statement of assets and liabilities of each of the individual sub-accounts disclosed in Note 1 which comprise First Investors Life Variable Annuity Fund D (a separate account of First Investors Life Insurance Company, registered as a unit investment trust under the Investment Company Act of 1940) (“Separate Account D”), as of December 31, 2010, and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2010 and 2009 for each of the individual sub-accounts which comprise Separate Account D.   These financial statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   We were not engaged to perform an audit of Separate Account D’s internal control over financial reporting.   Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Separate Account D’s internal control over financial reporting.   Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned at December 31, 2009 by correspondence with Separate Account D’s custodian.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise First Investors Life Variable Annuity Fund D as of December 31, 2010, and the results of their operations for the year then ended for each of the individual sub-accounts and the changes in their net assets for years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
March 9, 2011

FIRST INVESTORS LIFE INSURANCE COMPANY

Statutory Financial Statements

December 31, 2012, 2011 and 2010

(With Independent Auditors’ Report)

FIRST INVESTORS LIFE INSURANCE COMPANY

Independent Auditors’ Report

The Board of Directors
First Investors Life Insurance Company:

We have audited the accompanying financial statements of First Investors Life Insurance Company, which comprise the statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2012 and 2011, and the related statutory statements of income and changes in capital and surplus, and cash flows for each of the years in the two-year period ended December 31, 2012, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by New York State Department of Financial Services.  Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s  preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by First Investors Life Insurance Company using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting principles and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of First Investors Life Insurance  Company as of December 31, 2012 and 2011, or the results of its operations or its cash flows for the two years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of First Investors Life Insurance Company as of December 31, 2012 and 2011, and the results of its operations and its cash flow for each of the years in the two-year period ended December 31, 2012, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

 (signed) KPMG LLP

New York, New York
April 12, 2013

FIRST INVESTORS LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

DECEMBER 31, 2012 AND 2011

(in US Dollars)

	2012	2011
ASSETS
Cash and invested assets
Bonds, at amortized cost (fair value: 2012 - $318,463,077; 2011 - $257,633,168)	$290,825,789	$243,249,413
Cash and cash equivalents	9,884,804	9,714,016
Receivable for securities	-	19,687
Policy loans	76,125,458	72,812,679

Total Cash and Invested Assets	376,836,051	325,795,795

Deferred and uncollected premiums	3,401,319	3,552,940
Accrued investment income	6,477,851	5,599,625
Admitted deferred tax assets	4,605,000	2,022,000
Current income tax recoverable	1,826,014	1,307,721
Other assets	186,726	912,555

TOTAL ASSETS EXCLUDING SEPARATE ACCOUNTS	393,332,961	339,190,636

Separate account assets	947,792,269	852,967,524

TOTAL ADMITTED ASSETS	$1,341,125,230	$1,192,158,160

LIABILITIES AND CAPITAL AND SURPLUS

LIABILITIES
Life and accident and health reserves	$230,277,074	$217,122,745
Annuity reserves	104,884,719	73,086,652
Claims and other contract liabilities	10,712,767	12,534,070
Interest Maintenance Reserve	1,893,594	2,159,926
Asset Valuation Reserve	1,639,367	1,319,019
Accounts payable and accrued liabilities	6,101,557	4,369,218
Net transfers due from separate accounts	(8,701,513)	(7,938,129)

TOTAL LIABILITIES EXCLUDING SEPARATE ACCOUNTS	346,807,565	302,653,501

Separate account liabilities	947,792,269	852,967,524

TOTAL LIABILITIES	1,294,599,834	1,155,621,025

CAPITAL AND SURPLUS
Common Stock, par value $4.75; authorized, issued and outstanding 534,350 shares	2,538,162	2,538,162
Additional paid in capital	6,496,180	6,496,180
Unassigned surplus	37,491,054	27,502,793

TOTAL CAPITAL AND SURPLUS	46,525,396	36,537,135

TOTAL LIABILITIES AND CAPITAL AND SURPLUS	$1,341,125,230	$1,192,158,160

See accompanying notes to statutory financial statements.

3

FIRST INVESTORS LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2012,  2011 AND 2010

(in US Dollars)

	2012	2011	2010
REVENUES
Premiums and annuity considerations	$126,596,628	$111,614,429	$101,563,898
Investment income	16,972,883	15,051,259	16,210,824
Amortization of interest maintenance reserve	596,710	712,097	(12,811)
Income from fees associated with investment management, administration & contract guarantees from separate accounts	7,640,369	7,226,534	6,853,452
Other income	207,586	217,616	230,497

TOTAL REVENUES	152,014,176	134,821,935	124,845,860

BENEFITS AND EXPENSES
Benefits payable and changes in contract liabilities	85,902,743	83,274,577	91,221,227
Increase in reserve for life and health policies	44,952,396	35,814,274	38,090,900
Net transfers to (from) separate accounts	(16,675,633)	(21,538,235)	(40,931,118)
Commissions and expense allowances	10,014,724	10,055,772	9,894,879
Operating expenses	13,404,633	12,848,667	12,966,975

TOTAL BENEFITS AND EXPENSES	137,598,863	120,455,055	111,242,863

Net gain from operations before dividends to policyholders and federal income taxes	14,415,313	14,366,880	13,602,997
Dividends to policyholders	809,050	783,911	762,433

Net gain from operations before federal income taxes	13,606,263	13,582,969	12,840,564
Federal income tax	3,311,512	3,297,629	725,389

NET GAIN FROM OPERATIONS	10,294,751	10,285,340	12,115,175
Net realized capital losses	-	(113,631)	(370,549)

NET INCOME	$10,294,751	$10,171,709	$11,744,626

See accompanying notes to statutory financial statements.

4

FIRST INVESTORS LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in US Dollars)
	2012	2011	2010

BALANCE AT BEGINNING OF YEAR	$36,537,135	$28,474,790	$120,027,242
Net income	10,294,751	10,171,709	11,744,626
Change in unrealized gain (loss) on investments	(4,873)	650	161,535
Change in Asset Valuation Reserve	(320,349)	(172,898)	(87,223)
Change in nonadmitted assets	315,606	32,288	1,674,003
Change in net deferred income taxes	(7,581)	(25,404)	(2,045,393)
Change in accounting principle	2,460,707	-	-
Dividends to stockholders	(2,750,000)	(1,944,000)	(103,000,000)

BALANCE AT END OF YEAR	$46,525,396	$36,537,135	$28,474,790

See accompanying notes to statutory financial statements.

5

FIRST INVESTORS LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 and 2010
(in US Dollars)
	2012	2011	2010

Cash flows from operating activities:
Premiums and other insurance amounts received	$126,669,195	$111,205,061	$102,280,434
Investment income received	18,596,294	15,863,077	17,697,022
Other receipts	7,847,955	7,444,150	7,083,949
Benefits and contract liabilities paid	(88,279,260)	(82,653,064)	(92,409,608)
Commissions and general expenses paid	(26,742,790)	(25,965,461)	(27,764,300)
Net transfers to separate accounts	15,912,249	20,672,902	40,776,817
Net cash provided by operating activities	54,003,643	46,566,665	47,664,314
Cash flows from investing activities:
Proceeds from maturities and sale of investment securities	33,166,352	31,198,359	187,141,623
Purchase of investments securities	(80,936,428)	(69,687,171)	(126,831,071)
Purchase of furniture, equipment and other assets	-	(81,714)	(7,034)
Net increase in policy loans	(3,312,779)	(4,172,562)	(4,525,684)
Net cash provided by (used for) investing activities	(51,082,855)	(42,743,088)	55,777,834
Cash flows from financing activities:
Dividends paid	(2,750,000)	(1,944,000)	(103,000,000)
Net cash used for financing activities	(2,750,000)	(1,944,000)	(103,000,000)

Net increase (decrease) in cash and short term investments	170,788	1,879,577	442,148
Cash and short term investments:
Beginning of year	9,714,016	7,834,439	7,392,291
End of year	$9,884,804	$9,714,016	$7,834,439

The company paid federal income tax of $3,948,293 in 2012, $3,226,359 in 2011 and $6,046,000 in 2010.
See accompanying notes to statutory financial statements.

6)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(1)	Nature of Operations

First Investors Life Insurance Company (“the Company”) is a wholly owned subsidiary of First Investors Consolidated Corporation (“FICC”). The principal affiliates of the Company are: First Investors Corporation (Broker-Dealer), First Investors Management Company, Inc. (Mutual Fund Management Company), Administrative Data Management Corporation (Transfer Agent) and First Investors Advisory Services, LLC. The Company predominately writes variable annuity and variable life insurance products along with traditional life insurance and other accident and health insurance.

(2)	Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). The NYDFS recognizes only statutory accounting practices prescribed or permitted by the state of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the New York Insurance Law. The State of New York has adopted the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual, version effective January 1, 2001.

This basis of presentation differs from U.S. generally accepted accounting principles (GAAP) in that:

(a)
policy reserves are computed on the statutory valuation basis using the 1958, 1980 or 2001 CSO Mortality Table with interest rates from 2 1/2% to 5.25% rather than according to the Company’s estimates of mortality, investment yields, withdrawals and other benefits and expenses. The new fixed deferred annuity is valued using CARVM at 3.75 – 5%, variable annuity C is valued using VACARVM at 4.25% to 5.25%, and variable annuity D is valued using VACARVM at 5% – 7.25%. On both a statutory and GAAP basis, the reserve held for old deferred annuities is equal to the funds accumulated at a current rate of 4% per annum;

(b)	certain expenditures, principally for furniture and equipment and agents’ debit balances, are not admissible and are therefore charged to surplus rather than recognized as assets;

(c)
commissions and other costs of acquiring new business are expensed as incurred rather than recognized as deferred acquisition costs and amortized over the premium paying period of policies and contracts;

7	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(d)	income tax effects of temporary differences are provided to the extent that the temporary differences will be realized within three years (admitted deferred tax assets);

(e)	the statutory asset valuation and interest maintenance reserves are recognized as liabilities rather than included in retained earnings;

(f)
On investment type contracts, the entire amount received from contract holders is recognized as revenue rather than just the portion of the payment deemed to be assessments against policyholder account balances;

(g)	investments in fixed maturities that are deemed to be available-for-sale are recorded at amortized cost rather than estimated fair value; and

(h)	The statutory statements of cash flow do not classify cash flows in a manner which is consistent with GAAP. A reconciliation of net income to net cash provided by operating activities is not provided.

The effects of these variances on the accompanying statutory financial statements has not been determined, but are presumed to be material.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Certain 2011 amounts included in the statutory financial statements have been reclassified to conform to the presentation adopted in 2012.

As discussed in note 14, effective January 1, 2012, the Company adopted Statement of Statutory Accounting Principles (SSAP) 101 which replaces SSAP 10R.  In previous years, under SSAP 10R, only temporary timing differences which were recognized as deferred tax assets and that reversed within one year were treated as admitted assets, subject to a maximum of 10% of surplus.  In 2012, under SSAP 101, existing temporary timing differences that reverse within three years are treated as admitted assets, subject to a maximum of 15% of surplus. Additionally, pursuant to SSAP 101, gross deferred tax assets are first reduced by a statutory valuation allowance adjusted to an amount that is more likely than not to be realized (adjusted gross deferred tax assets).  Adjusted gross deferred tax assets are then admitted as prescribed by SSAP 101. As a result of the adoption of SSAP 101, the Company’s surplus and admitted deferred tax assets as of January 1, 2012 increased by $2,460,707.

8	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(3)	Other Significant Accounting Practices

(a)	Cash and Short-term Investments

Cash and cash equivalents include short-term investments with original maturities of three months or less. The carrying amounts for cash and short-term investments approximate their fair values.  Short-term investments are carried at amortized cost.

(b)	Bonds

Bonds are reported at amortized cost.  Amortization of premiums and accretion of discounts on bonds are recognized using a method that approximates level yield. Gains and losses on sales of investments are determined using the specific identification method.

The fair values for bonds is based on quoted market prices, where available or is estimated using values from independent pricing services.

(c)	Impairment of Invested Assets

The Company regularly reviews fixed maturity securities to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of these securities.  Management considers various factors in assessing impairments, including but not limited to, the financial condition and near term prospects of the issuer, specific adverse conditions affecting an industry or region, a significant and prolonged decline in fair value below the amortized cost of the asset, bankruptcy or default of the issuer, and delinquency in payments of interest or principal.  Investments are deemed to be impaired when there is no longer reasonable assurance of timely collection of the full amount of the principal and interest due.  The day to day management of the investment portfolio is performed by investment managers, who may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of portfolio management may result in a subsequent decision to sell the security and realize the loss based upon a change in the market and other factors described above.  Investment managers maintain a watchlist that identifies rating agency downgrades of securities as well as any potential investment valuation issues at the end of each quarter.

9	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(d)	Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded as cost.  These assets are treated as non-admitted assets with changes in the balance of these assets going through the change in nonadmitted assets, a component of capital and surplus.

Depreciation and amortization are recorded in net income on the statement of statutory income and are calculated on a straight-line basis over the estimated useful life of the asset, not to exceed 5 years, or the remaining term of the lease.

Depreciation of equipment of $46,367, $41,403, $51,728 was included in net income for 2012, 2011 and 2010, respectively.  Amortization of leasehold improvements of $26,598, $31,918, $31,918 was included in net income for 2012, 2011 and 2010, respectively, and all remaining leasehold improvements totaling $159,590 were written off in 2012.

(e)	Policy loans The carrying amounts for policy loans approximate their fair values.

(f)
Asset Valuation Reserve

The Company establishes an Asset Valuation Reserve (“AVR”) to offset potential credit-related investment losses.  Investments are assigned a NAIC rating which is used in the AVR computation.

(g)
Recognition of Revenue and Related Expenses

Premiums are reported as earned when due. Commissions, benefits and expenses are recognized when incurred rather than amortized over the life of the contracts.

(h)
Annuities

Annuity considerations are recognized as revenue when received. The carrying value and fair value of fixed annuities are equal to the policyholder account balances, which represent net premiums received plus accumulated interest.

(i)
Policyholder Dividends

The amount of dividends to be paid to policyholders is determined annually by the Company’s Board of Directors. The aggregate amount of policyholders’ dividends is related to actual interest, mortality, morbidity, and expense

10	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

experience for the year, and judgment as to the appropriate level of statutory surplus to be retained by the Company.

(j)	Business Risks and Uncertainties

The Company’s investments are primarily comprised of both short term and long term fixed maturity securities. Significant changes in prevailing interest rates and geographic conditions may adversely affect the timing and amount of cash flows on such investments and their related values. A significant decline in the fair values of these investments could have an adverse effect on the Company’s balance sheet. Premiums and annuity considerations received from the Company’s variable annuity and life products comprise approximately 60% in 2012 and 55% in 2011 of the Company’s total premiums and annuity considerations received.

(k)	Separate Accounts

Separate account assets and the related liabilities, both of which are valued at market, represent segregated variable annuity and variable life contracts maintained in accounts to meet the specific investment objectives of Contractholders who bear the investment risk. All investment income (including realized and unrealized gains and losses on investments held in these accounts) accrues directly to the Contractholders and therefore does not affect the net income of the Company. The assets supporting the variable portion of the variable annuity and variable life contracts are carried at fair value and are reported as summary total separate account assets with an equivalent summary total reported for liabilities.

(l)	Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, April 12, 2013, have been evaluated in the preparation of the financial statements.

11	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(4)	Investments

Investment income for the years indicated consists of the following:

	2012	2011	2010
Interest on fixed maturities	$12,968,453	$11,266,513	$12,679,583
Interest on short term investments	3,642	77	19,106
Interest on policy loans	4,560,522	4,304,984	4,053,147
Total investment income	17,532,617	15,571,574	16,751,836
Investment expense	559,734	520,315	541,012
Net investment income	$16,972,883	$15,051,259	$16,210,824

There was no investment income deducted or excluded as nonadmitted.

The amortized cost and estimated fair value of investments at December 31, 2012 and 2011 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2012:

U.S. Treasury securities and obligations of U.S. Gov’t corps and agencies	$16,315,711	$1,099,382	$-	$17,415,093
Debt securities issued by states of the U.S.	24,349,108	3,558,141	-	27,907,249
Corporate debt securities	250,160,970	23,063,070	83,305	273,140,735
	$290,825,789	$27,720,593	$83,305	$318,463,077

12	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2011:
U.S. Treasury securities and obligations of
U.S. Gov’t corps and agencies	$23,845,642	$1,387,063	$9,055	$25,223,650
Debt securities issued by
states of the U.S.	23,799,395	2,675,367	-	26,474,762
Corporate debt securities	195,604,376	11,638,466	1,308,086	205,934,756
	$243,249,413	$15,700,896	$1,317,141	$257,633,168

Securities in unrealized loss positions (fair value is less than amortized cost) for which an other-than-temporary impairment has not been recognized in earnings as a realized loss are:

	December 31, 2012		December 31, 2011
	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss

Less than 12 months	$7,018,160	$83,305	$41,027,262	$1,317,141
12 months or more	-	-	-	-
	$7,018,160	$83,305	$41,027,262	$1,317,141

The amortized cost and estimated fair value of bonds at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
		Estimated
	Amortized	fair
	Cost	value

Due in one year or less	$7,551,457	$7,618,030
Due after one year through five years	66,768,100	73,569,353
Due after five years through ten years	174,409,398	190,450,003
Due after ten years	42,096,834	46,825,691
	$290,825,789	$318,463,077

13	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

Proceeds from sales of investments in bonds were $31,361,287, $31,198,359 and $186,553,704 in 2012, 2011 and 2010, respectively. Gross gains of $692,767 and gross losses of $192,275 were realized on those sales in 2012.  Gross gains of $251,696 and gross losses of $274,116 were realized on those sales in 2011. Gross gains of $7,532,336 and gross losses of $243,963 were realized on those sales in 2010. Realized gains (losses) transferred to the IMR were $330,378 in 2012, $60,199 in 2011, and $4,863,639 in 2010.

(5)	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used, maximize the use of observable inputs and minimize the use of unobservable inputs. Financial instruments measured at fair value are categorized according to the fair value hierarchy prescribed by SSAP 100, based on the observability of inputs used in the valuation techniques. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

●	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
●
Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

●	Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace,

14	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.  The Company does not have any Level 3 assets or liabilities.

The carrying amounts for the Company’s liabilities under investment – type contracts approximate their fair values because interest rates credited to account balances approximate current rates paid on similar investments and are generally not guaranteed beyond one year. Fair values for the Company’s insurance contracts other than investment – type contracts are not required to be disclosed. However, the fair values of liabilities for all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates.

The following table presents the fair value of all financial assets, classified by the fair value hierarchy:

	Level 1	Level 2	Level 3	Total fair value	Total carrying value
December 31, 2012
Bonds	$-	$318,463,077	$-	$318,463,077	$290,825,789
Cash, cash equivalents and short-term securities	9,884,804		-	9,884,804	9,884,804
Separate account assets	947,792,269	-	-	947,792,269	947,792,269
	957,677,073	318,463,077	-	1,276,140,150	1,248,502,862
December 31, 2011
Bonds	-	257,633,168	-	257,633,168	243,249,413
Cash, cash equivalents and short-term securities	9,714,016		-	9,714,016	9,714,016
Separate account assets	852,967,524	-	-	852,967,524	852,967,524
	862,681,540	257,633,168	-	1,120,314,708	1,105,930,953

There were no transfers between levels in 2012 and 2011.

15	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(6)	Retirement Plans

The Company participates in a qualified, noncontributory profit sharing plan sponsored by FICC, for the benefit of its employees and those of other wholly owned subsidiaries of its parent. The Company has no legal obligation for benefits under this plan. First Investors Consolidated Corporation allocates amounts to the Company based on salary ratios. The Plan provides for retirement benefits based upon earnings. Vesting of benefits is based upon years of service. For the years ended December 31, 2012, 2011 and 2010, the Company charged operations $88,036, $101,967, and $103,000, respectively, for its portion of the contribution.

In addition, the Company participates in a 401(K) savings plan covering all of its eligible employees and those of other wholly owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. Contributions to this plan were not material.

(7)	Commitments and Contingent Liabilities

The Company has agreements with  nonaffiliates as follows:

(a)
The Company’s maximum retention on any one life is $250,000. The Company reinsures a portion of its risk with other insurance companies and reserves are reduced by the amount of reserves for such reinsured risks. The Company is liable for any obligations, which any reinsurance company may be unable to meet. The Company had reinsured 56% of its net life insurance in force at December 31, 2012 and 54.5% at December 31, 2011.  The Company does not (1) have any reinsurance agreements in effect which can be canceled unilaterally for reasons other than for nonpayment of premiums; (2) transact with reinsurers controlled directly or indirectly by the Company or affiliated persons or chartered in a country other than the United States; or (3) have any reinsurance agreements where the amount of losses may result in a payment to the reinsurer which exceeds the total direct premiums collected under such insurance policies.

(b)
The Company is subject to certain claims and lawsuits arising in the ordinary course of business. In the opinion of management, all such claims currently pending will not have a material adverse effect on the financial position of the Company or its results of operations.

16	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(8)	Related Party Transactions

The Company and certain affiliates, under various cost sharing allocation agreements, share office space, data processing and other facilities and management personnel. Charges for these services are based upon the Company’s proportionate share of: space occupied, usage of data processing and other facilities and time allocated to management. During, the years ended December 31, 2012, 2011 and 2010, the Company paid approximately $2,707,701, $2,593,605, and $2,748,000, respectively, for these services. In addition, the Company reimbursed an affiliate $10,316,931 in 2012, $10,292,575 in 2011, and $6,681,000 in 2010 for commissions relating to the sale of its products.

(9)	Capital and Surplus

(a)	Participating business represented 1.6% and 1.8% of individual life insurance in force at December 31, 2012 and 2011, respectively.

The portion of earnings of participating policies that can inure to the benefit of shareholders is limited to the larger of 10% of such earnings or $0.50 per thousand dollars of participating insurance in force. Earnings in excess of that limit must be excluded from capital and surplus by a charge against operations. No such charge has been made, since participating business has operated at a loss to date on a statutory basis. It is anticipated, however, that the participating lines will be profitable over the lives of the policies.

(b)
The maximum amount of dividends which can be paid by New York State insurance companies to shareholders is subject to restrictions relating to statutory unassigned surplus. New York State Insurance Law prohibits the payment of dividends to stockholders from any source other than the statutory unassigned surplus. The amount of said surplus was $37,491,054 and $27,502,793 at December 31, 2012 and 2011, respectively, and was earned partly by the participating account and partly by the nonparticipating account.  Distributions in excess of the lesser of 10% of policyholders’ surplus as of the preceding year end or its net gain from operations for the immediately preceding calendar year are subject to approval by the New York State Department of Financial Services.

During 2012 and 2011 the Company paid ordinary dividends of $2,750,000 and $1,944,000, respectively.

(c)
The NAIC has developed risk based capital formulas to be applied to all insurance companies. These formulas calculate a minimum required statutory net worth, based on the perceived degree of certain risks, such as asset, credit,

17	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

interest rate, underwriting and other business risks inherent in an individual company’s operations. Any insurance company that does not meet threshold risk based capital levels ultimately will be subject to regulatory proceedings. The Company was in excess of the minimum risk based capital as of December 31, 2012 and 2011.

(d)	The portion of unassigned funds (surplus) represented or reduced by each item below is as follows:

	2012	2011
Unrealized gains (losses)	$(4,223)	650
Nonadmitted assets	2,731,715	5,508,029
Asset valuation reserve	1,639,367	1,319,019
Deferred tax assets	7,003,986	7,011,567

(10)	Life and Annuities Reserves

(a)
The Company waives the deduction of the deferred fractional premiums upon the death of the insured and returns a pro-rata portion of premiums for any period beyond the end of the policy month in which the death occurred. Surrender values are not promised in excess of the legally computed reserves.

(b)	For policies issued subject to an extra premium, a reserve based on special tables prepared by the New York Department of Financial Services was included in the statutory financial statements.

(c)	As of December 31, 2012 the Company has $168,022,038 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of New York.

(d)	Tabular less Actual Reserves Released, and Tabular Cost has been determined by formula.

(e)
The Tabular interest on funds not involving life contingencies has been determined by formula.  Tabular interest is equal to the mean reserves at year end plus payments incurred during the year less mean reserves at the prior year end, income earned during the year and other increases.

(f)	The Company holds additional reserves for substandard policies on behalf of those policyholders assigned lower underwriting classifications, such as those deemed to be more serious mortality risks.

(g)	There are no significant other increases (net).

18	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(11)	Analysis of Annuity Actuarial Reserves and Deposit Liabilities

Withdrawal characteristics and annuity actuarial reserves and deposit fund liabilities at December 31, 2012 are shown in the following table.

		Percentage of
	Amount	total
Subject to discretionary withdrawal at book value:
less surrender charge	$-	0.00%
Subject to discretionary withdrawal without adjustment:
At market value	411,733,144	78.39%
At book value	102,321,458	19.48%
Not subject to discretionary withdrawal	11,206,486	2.13%
Total annuity and actuarial reserves and
deposit fund liabilities (gross)	525,261,088	100.00%
Less reinsurance	-	0.00%
Total annuity and actuarial reserves and
deposit fund liabilities (net)	$525,261,088	100.00%

Withdrawal characteristics and annuity actuarial reserves and deposit fund liabilities at December 31, 2011.

		Percentage of
	Amount	total
Subject to discretionary withdrawal at book value:
less surrender charge	$-	0.00%
Subject to discretionary withdrawal without adjustment:
At market value	385,605,339	82.52%
At book value	70,140,636	15.01%
Not subject to discretionary withdrawal	11,544,615	2.47%
Total annuity and actuarial reserves and
deposit fund liabilities (gross)	467,290,590	100.00%
Less reinsurance	-	0.00%
Total annuity and actuarial reserves and
deposit fund liabilities (net)	$467,290,590	100.00%

19	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

(12)	Premium and Annuity Consideration Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity consideration at December 31, 2012 were:

	Gross	Net	Loading
Type:
Ordinary new business	$344,146	247,928	96,218
Ordinary renewal	2,549,735	3,153,391	(603,656)
Total	$2,893,881	3,401,319	(507,438)

Deferred and uncollected life insurance premiums and annuity consideration at December 31, 2011 were:

	Gross	Net	Loading
Type:
Ordinary new business	$363,353	262,381	100,972
Ordinary renewal	2,971,610	3,290,559	(318,949)
Total	$3,334,963	3,552,940	(217,977)

(13)	Separate Accounts

General Nature and Characteristics

The Company has two nonguaranteed separate accounts which fund both limited pay variable life insurance policies and single premium variable life policies and three nonguaranteed separate accounts which fund deferred variable annuity contracts. For all separate accounts, the net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Two of the variable annuities provide an incidental death benefit of the greater of the account value or premiums paid. The third provides an incidental death benefit equal to the greater of the account value, the premiums paid or the account value on specified anniversaries.

The two variable life policies are a fixed premium product and single premium product with a minimum guaranteed death benefit.

20	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

The contracts have a policy loan provision. Loan funds are credited with a guaranteed interest rate of 4% and are held in the general account.

		Annuities
	Variable life	variable	Total
Premiums and considerations	$37,677,851	$23,879,030	$61,556,881
Reserves at December 31, 2012:
With assets at market value	526,947,725	411,733,144	938,680,869
Subject to discretionary
withdrawal at market value	526,947,725	411,733,144	938,680,869

Reconciliation of net transfers to (from) separate accounts are as follows:

	2012	2011
Transfers to separate accounts as contained in
the annual statement of the separate accounts	$61,556,881	$52,192,347
Transfers from separate accounts as contained in
the annual statement of the separate accounts	85,763,791	81,052,313
	(24,206,910)	(28,859,966)
Reconciling items:
Other	(109,092)	95,197
	$(24,316,002)	$(28,764,769)

(14)	Federal Income Taxes

The Company’s Parent files consolidated federal and certain state income tax returns which include certain other wholly owned subsidiaries of the Parent (listed in footnote 1). The provision for federal income taxes is determined on a separate company basis in accordance with a written tax sharing agreement between the Company and its parent.

The Company adopted SSAP 101, a replacement of SSAP No. 10R, effective January 1, 2012.  The December 31, 2011 balances and related disclosures are calculated and presented pursuant to SSAP 10R. As a result of the adoption of SSAP 101, the Company’s surplus and admitted deferred tax assets as of January 1, 2012 increased by $2,460,707. The December 31, 2012 balances and related disclosures are calculated and presented pursuant to SSAP 101.

21	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

The net deferred tax asset/(liability) at December 31 and the change from the prior year are comprised of the following components:

	2012	2011	Change
	Ordinary	Ordinary	Ordinary
Total gross deferred tax assets	$7,078,000	$7,111,000	$(33,000)
Statutory Valuation Allowance	-	-	-
Adjusted gross deferred tax assets	7,078,000	7,111,000	(33,000)
Deferred tax assets nonadmitted	(2,398,986)	(4,989,567)	2,590,581
Subtotal net admitted deferred tax assets	4,679,014	2,121,433	2,557,581
Deferred tax liabilities	(74,014)	(99,433)	25,419
Net admitted deferred tax assets	$4,605,000	$2,022,000	$2,583,000

The amount of deferred tax assets admitted under each component of SSAP 101 for 2012 are as follows:

2012
Ordinary

Federal income taxes paid in prior years recoverable through loss carrybacks (11.a.)	$4,605,000
Admitted under paragraph 11.b.	-
Adjusted gross DTAs offset by gross DTLs (11.c.)	74,014
Deferred tax assets admitted as the result of application of SSAP No. 101	$4,679,014

The amount of admitted adjusted gross deferred tax assets admitted under each component of SSAP 10R for 2011 are as follows:

2011
Ordinary
Admitted under paragraph 10.a. from prior years income taxes paid that can be recovered through loss carrybacks	$2,022,000
Admitted under paragraph 10.b.	-
Adjusted gross DTAs offsetting existing DTLs, admitted under paragraph 10.c.	99,433
Total admitted from the application of paragraph 10.a. - 10.c.	$2,121,433

22	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

The Company did not elect to admit deferred tax assets pursuant to Paragraph 10.e. of SSAP 10R for 2011 and 2010.

The change in deferred tax assets admitted under each component of SSAP 101 between 2012 and 2011 are as follows:

Change
Ordinary

Federal income taxes paid in prior years recoverable through loss carrybacks (2012 - 11.a. less 2011 - 10.a.)	$2,583,000
Adjusted gross DTAs expected to be realized after application of the threshold limitations	-
Adjusted gross DTAs offset by gross DTLs (2012 - 11.c. less 2011 - 10.c.)	(25,419)
Deferred tax assets admitted as the result of application of SSAP No. 101	2,557,581

The ratios used for the threshold limitation for 11.b. above are as follows:

	2012	2011

Ratio percentage used to determine recovery period and threshold limitation amount	1149%	1060%
Amount of adjusted capital and surplus used to determine recovery period threshold limitation	$43,912,450	$36,190,166

Tax planning strategies did not have an effect on the Company’s net admitted deferred tax assets.

There are no temporary differences for which deferred tax liabilities have not been recognized.

The Company did not have any deferred tax assets or liabilities that were classified as capital.

23	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

Deferred tax assets and deferred tax liabilities comprise the following:

	2012	2011	Change
Deferred tax assets:
Policyholder dividend provision	$247,000	249,000	(2,000)
Deferred acquisition costs	5,158,000	4,959,000	199,000
Reserves	1,163,000	1,231,000	(68,000)
Deferred compensation	436,000	616,000	(180,000)
Other	74,000	56,000	18,000
	7,078,000	7,111,000	(33,000)
Nonadmitted deferred tax assets	(2,398,986)	(4,989,567)	2,590,581
	4,679,014	2,121,433	2,557,581
Deferred tax liabilities:
Depreciation	10,000	43,000	(33,000)
Bond discount	64,014	56,433	7,581
Net admitted deferred taxes	$4,605,000	2,022,000	2,583,000

The valuation allowance adjustment to gross deferred tax assets as of December 31, 2012 and 2011 was $0 for each year, respectively.

The realization of the deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods.  Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of the remaining deferred tax assets.

The change in deferred income taxes reported in surplus before consideration of nonadmitted assets is comprised of the following:

	2012	2011	Change
Total deferred tax assets	$7,078,000	$7,111,000	$(33,000)
Total deferred tax liabilities	(74,014)	(99,433)	25,419
Net deferred tax assets (liabilities)	7,003,986	7,011,567	(7,581)
Tax-effect of unrealized gains and losses	-	-	-
Net tax effect without unrealized gains & losses	$7,003,986	$7,011,567	$(7,581)

24	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2012, 2011 and 2010

(in US Dollars)

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	Amount	2012 Tax effect 35%	Tax Rate	Amount	2011 Tax effect 35%	Tax Rate
Income before taxes	$13,606,263	4,762,192	35%	13,582,969	4,754,039	35%
Dividends received deduction	(2,918,201)	(1,021,370)	(8)%	(3,033,827)	(1,061,839)	(8)%
Other	(1,204,939)	(421,729)	(3)%	(1,054,763)	(369,167)	(3)%
Total	9,483,123	3,319,093	24%	9,494,379	3,323,033	24%

	Amount	2010 Tax effect 35%	Tax Rate
Income before taxes	$12,840,564	4,494,197	35%
Dividends received deduction	(2,551,270)	(892,944)	(7)%
Other	(2,372,774)	(830,471)	(6)%
Total	7,916,520	2,770,783	22%

	2012	2011	2010
Federal income taxes incurred	$3,311,512	3,297,629	725,389
Change in net deferred income tax assets	7,581	25,404	2,045,393
Total tax provision	$3,319,093	3,323,033	2,770,782

Effective rate	24%	24%	22%

As of December 31, 2012, there are no operating loss, net capital loss or tax credit carryforwards available for tax purposes.

The amount of Federal income taxes incurred for the years ended December 31, 2012, 2011 and 2010 that are available for recoupment in the event of future net losses are $3,430,912, 3,356,707, and $4,072,641, respectively.

The aggregate amount of deposits admitted under Section 6603 of the Internal Revenue Code is $0.

25	(Continued)

FIRST INVESTORS LIFE INSURANCE COMPANY

Supplementary Schedule - Reinsurance

For the years ended December 31, 2012 and 2011

(in US Dollars)

The amount of life insurance in force (in $000’s) for the years ended December 31 is:

	Gross	Reinsurance	Net
	Amount	Ceded	Amount
2012	$9,840,047	$5,476,106	$4,363,941
2011	9,456,964	5,155,615	4,301,349

The premiums and annuity considerations for life and accident and health contracts for the years ended December 31 are:

	Gross	Reinsurance	Net
	Amount	Ceded	Amount

2012
Life insurance	$71,792,901	$4,722,513	$67,070,388
Annuity	59,520,689	-	59,520,689
Supplementary contracts	-	-	-
Accident and health	5,551	-	5,551
	$131,319,141	$4,722,513	$126,596,628

2011
Life insurance	$67,380,689	$4,261,946	$63,118,743
Annuity	48,491,082	-	48,491,082
Supplementary contracts	-	-	-
Accident and health	4,604	-	4,604
	$115,876,375	$4,261,946	$111,614,429

26

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Investors Life Insurance Company
New York, New York

We have audited the accompanying statement of admitted assets, liabilities, and capital and surplus -- statutory basis -- of First Investors Life Insurance Company as of December 31, 2010 and 2009, and the related statements of income and cash flows -- statutory basis -- and changes in capital and surplus -- statutory basis -- for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with the accounting practices prescribed by insurance regulatory authorities, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of First Investors Life Insurance Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

Philadelphia, Pennsylvania
March 9, 2011

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D

PART C:  OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements:

The financial statements for the period ended December 31, 2012 for First Investors Life Insurance Company and First Investors Life Variable Annuity Fund D are included in Part B of this Registration Statement.

(b)	Exhibits:
	1.	Resolution of the Board of Directors of First Investors Life Insurance Company establishing Separate Account D. /1/
	2.	Not applicable.
	3.	Distribution Contracts:
(a) Underwriting Agreement between First Investors Life Insurance Company, First Investors Life Variable Annuity Fund D and First Investors Corporation. /3/
(b) Amendment to Underwriting Agreement between First Investors Life Insurance Company, First Investors Life Variable Annuity Fund D and First Investors Corporation. /3/
(c) Specimen Variable Annuity Dealer Agreement between First Investors Corporation and dealers. /1/
	4.	Variable Annuity Contracts:
(a) Specimen Individual Variable Annuity Contract issued by First Investors Life Insurance Company for participation in Separate Account D. /2/
	5.	Form of application used with Individual Variable Annuity Contracts provided in response to (4) above. /3/
	6.	(a) (1) Declaration of Intention and Charter of First Investors Life Insurance Company. /1/
(2) Certificate of Amendment. /1/
(3) Certificate of Amendment. /1/
(4) Certificate of Amendment. /1/
(5) Certificate of Amendment. /1/
(b) By-laws of First Investors Life Insurance Company. /1/
	7.	Not applicable.
	8.	Not applicable.
	9.	Opinion of and consent of counsel. /3/
	10.	Consents of Independent Public Accountants. /3/
	11.	Not applicable.
	12.	Not applicable.
	13.	Powers of Attorney for Signatories. /3/
__________________
/1/	Incorporated herein by reference to the Initial Registration Statement filed on May 1, 1997 (File nos. 333-26341 and 811-08205).
/2/	Incorporated herein by reference to the Initial Registration Statement filed on January 31, 2013 (File nos. 333-186359 and 811-08205).
/3/	Filed herewith.

Item 25.                    Directors and Officers of the Depositor

The following are the Directors and Officers of First Investors Life Insurance Company (unless otherwise noted, an individual’s business address is 55 Broadway, New York, New York 10006):

Name and Principal	Position and Office with
Business Address	First Investors Life Insurance Company

Carol Lerner Brown	Secretary

Pratibha Canaran	Vice President - Finance

Craig D. Cloyed	Director

William H. Drinkwater	Senior Vice President and Chief Actuary

Lawrence M. Falcon	Senior Vice President and Comptroller
Raritan Plaza 1
Edison, NJ 08837

Francis X. Gannon	Chief Financial Officer and Treasurer

Steven Guterman	Director

Jason Helbraun	Assistant Vice President

William M. Lipkus	Chairman, Vice President, Chief
Raritan Plaza 1	Administrative Officer and Director
Edison, NJ 08837

Martha E. Marcon	Director

Loretta McCarthy	Director

George S. Mohacsi	Director

Glen Mueller	Vice President and Chief Underwriter
Raritan Plaza 1
Edison, NJ 08837

David Schimmel	Vice President
Raritan Plaza 1
Edison, NJ 08837

John Shey	Assistant Vice President

Carol E. Springsteen	President and Director

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

Registrant is a Separate Account of First Investors Life Insurance Company, the Depositor, and, as such, might be deemed to be controlled by First Investors Life Insurance Company.  First Investors Life Insurance Company’s parent company is First Investors Consolidated Corporation (FICC) (Delaware), a holding company.  Set forth below are all persons controlled by FICC:

Administrative Data Management Corp. (New York).  Ownership: 100% owned by FICC; Principal Business: Transfer Agent; Affiliate of First Investors Life Insurance Company.

First Investors Corporation (New York).  Ownership:  100% owned by FICC; Principal Business: Broker-Dealer; Affiliate of First Investors Life Insurance Company.

First Investors Management Company, Inc. (New York).  Ownership: 100% of voting common stock owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Advisory Services, LLC (Delaware).  Ownership: 100% owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

FICC’s parent company is The Independent Order of Foresters (Canada), a fraternal benefit society.  The organizational chart below sets forth all persons controlled by The Independent Order of Foresters.

None of the persons identified in this Item is a subsidiary of the Registrant.  Therefore, the only financial statements being filed are those of the Registrant and First Investors Life Insurance Company.

*The organizational chart below is current as of December 17, 2012.

Item 27.                  Number of Contractowners

As of March 29, 2013, the number of owners of variable annuity contracts offered by First Investors Life Variable Annuity Fund D was 2,376.

Item 28.     Indemnification

Article V of the By-Laws of First Investors Life Insurance Company provides as follows:

Section 5.6     Indemnification of Directors, Officers and Employees.  Any person made, or threatened to be made, a party to an action or proceeding (including, without limitation, one by or in the right of the Corporation to procure a judgment in its favor), whether civil, criminal, administrative or investigative, including an appeal therein, by reason of the fact that he or she, his or her testator or testatrix or intestate then is or was a director, officer or employee of the Corporation, or then serves or has served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity at the request of the Corporation, shall be indemnified by the Corporation against expenses, judgments, fines, attorney’s fees, and amounts paid in settlement to the full extent that officers, directors and employees are permitted to be indemnified by the laws of the State of New York.  The provisions of this section shall not adversely affect any right to indemnification which any person may have apart from the provisions of this section.  The Corporation may also provide for indemnification and advancement of expenses to any director or officer to the extent provided in a resolution of shareholders, resolution of directors or an agreement providing for such indemnification.

Reference is hereby made to the New York Business Corporation Law, Sections 721 through 726.

The general effect of this Indemnification will be to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person, or that person's testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted in good faith, for a purpose reasonably believed by that person to be in, and not opposed to, the best interests of the corporation and not otherwise knowingly unlawful.

The directors and officers of First Investors Life are insured against certain liabilities arising out of their conduct in such capacities.  The policy is subject to certain terms and conditions and to the specified coverage limit set forth in the policy.

Item 29.		Principal Underwriter

	(a)	First Investors Corporation, Underwriter of the Registrant, is also underwriter for:

First Investors Equity Funds
First Investors Income Funds
First Investors Tax Exempt Funds

First Investors Life Variable Annuity Fund A
First Investors Life Level Premium Variable Life Insurance (Separate Account B)
First Investors Life Variable Annuity Fund C
First Investors Life Separate Account E

(b)	The following persons are the officers and directors of First Investors Corporation:

(The principal business address of each director and officer listed below is c/o First Investors Legal Department, 55 Broadway, New York, NY 10006.)

Name and Principal	Position and Office with
Business Address	First Investors Corporation

Carol Lerner Brown	Assistant Secretary

Pratibha Canaran	Vice President - Finance

Francis X. Gannon	Chief Financial Officer and Treasurer

Robert J. Grosso	Chief Compliance Officer

Laury Heydon-O’Neil	Vice President - Marketing

George D. Karris	Senior Vice President

William M. Lipkus	Chairman, Chief Administrative Officer and Director

Frederick Miller	Senior Vice President

Geeta Napoli	Assistant General Counsel

Larry Noyes	President & Director

Elizabeth Reilly	Vice President

Mark Segal	Assistant Vice President

Matthew Smith	Vice President

Marjorie Solowey	Vice President

Jay Stainsby	Assistant Secretary

William J. Vogt	Vice President

(c) Not Applicable.

Item 30.                Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act and rules promulgated thereunder are maintained by First Investors Life Insurance Company at its office at Raritan Plaza 1, Edison, NJ 08837; at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage); and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 31.               Management Services

Not applicable.

Item 32.               Undertakings

Registrant hereby makes the following undertakings:

(a)
An undertaking to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)
An undertaking to include either: (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c)	An undertaking to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Representation Regarding Reasonableness of Aggregate Contract Fees and Charges Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940.

First Investors Life Insurance Company (“First Investors Life”) represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Investors Life under the Contracts. First Investors Life bases its representations on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for First Investors Life to earn a profit; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.  This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on terms specifically described in the prospectus and statement of additional information contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contract, prospectus, statement of additional information or otherwise.

SIGNATURES

As required by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York (or the City of Edison, State of New Jersey for Ms. Springsteen and Messrs. Lipkus and Falcon), on this 3rd day of May, 2013.

FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
(Registrant)

BY:	FIRST INVESTORS LIFE INSURANCE COMPANY
	/s/ Depositor	(Depositor)
(On behalf of the Registrant and itself)

By:	/s/ Carol E. Springsteen
Carol E. Springsteen
President and Director

As required by the 1933 Act, this Registration Statement on Form N-4 has been signed below by the following officers and directors of the Depositor in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Carol E. Springsteen	President and Director	May 3, 2013
Carol E. Springsteen

/s/ William M. Lipkus	Chairman, Vice President,	May 3, 2013
William M. Lipkus	Chief Administrative Officer and Director

/s/ Francis X. Gannon	Chief Financial Officer and Treasurer	May 3, 2013
Francis X. Gannon

/s/ Lawrence M. Falcon	Senior Vice President and Comptroller	May 3, 2013
Lawrence M. Falcon

/s/ William H. Drinkwater	Senior Vice President and	May 3, 2013
William H. Drinkwater	Chief Actuary

/s/ Craig D. Cloyed	Director	May 3, 2013
Craig D. Cloyed*

/s/ Steven Guterman	Director	May 3, 2013
Steven Guterman*

/s/ Martha E. Marcon	Director	May 3, 2013
Martha E. Marcon*

/s/ Loretta McCarthy	Director	May 3, 2013
Loretta McCarthy*

/s/ George S. Mohacsi	Director	May 3, 2013
George S. Mohacsi*

* By:	/s/ Carol E. Springsteen	May 3, 2013
Carol E. Springsteen
(Attorney-in-Fact)

         INDEX TO EXHIBITS

Exhibit Number	Description

3(a)	Underwriting Agreement
3(b)	Amendment to Underwriting Agreement
5	Form of application
9	Opinion and Consent of Counsel
10	Consents of Independent Public Accountants
13	Powers of Attorney for Certain Signatories